Rio Tinto Group

Unaudited Condensed Interim Financial Report

Period ended June 30, 2013

This document includes portions of the previously published results of announcement of Rio Tinto (as defined on page 2) as of, and for the six months ended June 30, 2013, announced on 8 August 2013. For more information on our use of non-GAAP financial measures in this report, see the section entitled “Net earnings and underlying earnings”. This document does not update or otherwise supplement the information contained in the previously published results announcement although certain information that is outdated or has been superseded has been removed, and in some cases modified, to preserve accuracy for the purposes of this filing.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

Forward-looking statements

This announcement includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes”, “intends” or similar expressions. In particular, among other statements, certain statements under the caption “Chief Executive’s comments” and “Dividends” and elsewhere in this report with regard to expected levels of growth, profitability, capital expenditure and dividends are all forward-looking in nature.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto's most recent Annual Report and Accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

Rio Tinto 2013 Form 6-K      2

Chief executive’s comments

Chief executive Sam Walsh said “We are seeing good early results of our business performance initiatives in our pursuit of greater value for shareholders.  We have achieved $1.5 billion in total cost reduction efforts in the first half, with $977 million from operating cost savings and $483 million from lower exploration and evaluation spend.  This has driven strong operating cash flows, on a par with the first half of 2012, despite the weaker prices for most of our products.  Capital expenditure has been reduced, approved growth projects are on track and operations are performing well.  We have set ourselves firmly on the path toward becoming a leaner, more tightly-run business.

“Across the group, we are focussed on improving performance at every location. Our cost saving programme is gathering momentum. We have more than 1,500 separate initiatives across the Group that are helping us reduce costs and preserve margins, even in a climate of lower prices. We have driven our unit costs down by more than nine per cent compared with the first half of 2012.

“The medium term economic outlook remains volatile with a broader range of outcomes now possible. Chinese economic growth has decelerated so far this year and is unlikely to recover significantly in the second half, but we do not expect a hard landing.

“This global economic volatility only serves to highlight the need to build a stronger and more resilient business. I have reinforced our capital allocation processes to ensure that we are only investing in the best opportunities. We have reduced capital expenditure from the peak level of last year and we expect it to be 20 per cent lower in 2013.

“We have made steady progress in improving our portfolio this year, with $1.9 billion of divestments announced or completed to date, including a binding agreement for the sale of our interest in Northparkes and recently completed sales of Palabora and Eagle. As always, any decision to sell is driven by value. For this reason, we have decided to retain our diamonds businesses, which are high-quality assets.

“Following a comprehensive review we have also determined that the divestment of Pacific Aluminium for value is not possible in the current environment and it will be reintegrated into the Rio Tinto Alcan group. Our global aluminium business is one of the best performing in a challenging industry. We continue to make good progress to transform our businesses through divesting or closing non-core assets, business improvement and targeted investment. But we need to do more to improve performance and returns.

“And we are delivering our approved growth projects. A major milestone was achieved in July, when Oyu Tolgoi started shipping concentrate to customers from its open pit copper and gold mine in Mongolia. Completion of the first phase of this project, at a time when undeveloped quality copper assets are scarce and the medium term outlook for copper continues to be strong, is a significant achievement. We have recently announced that we will delay all funding and work on the underground expansion of Oyu Tolgoi until discussions with the Government of Mongolia on a range of matters are successfully concluded and a new timetable has been agreed. In the meantime, we will focus on the continued safe, efficient and cost-effective management and ramp-up of the open pit mine and sustained export of Oyu Tolgoi concentrate to customers in order to deliver the associated benefits for all stakeholders.

“In the Pilbara, we are poised to commission the first phase of our major iron ore expansion to 290 million tonnes a year. We have started ore stacking at the Cape Lambert expansion and will commence shipping during September. Completion of this major project on budget and ahead of the original schedule is a tremendous achievement.

“I believe that we are well on track to build a stronger Rio Tinto. We are making good progress against our clear commitments and remain focused on the pursuit of greater value for our shareholders.”

Rio Tinto 2013 Form 6-K      3

Net earnings and underlying earnings

In order to provide additional insight into the performance of its business, Rio Tinto presents underlying earnings. The differences between underlying earnings and net earnings are set out in the following table (all numbers are post-tax).

Six months ended 30 June	2013 US$m	2012 US$m
Underlying earnings	4,229	5,152
Items excluded from underlying earnings
Impairment charges	(119)	(115)
Gains and losses on consolidation and disposal of interests in businesses	114	(51)
Exchange differences and gains/(losses) on debt and derivatives	(1,854)	(124)
Recognition of deferred tax asset following introduction of MRRT	-	1,043
Write-off of deferred stripping costs and other assets at Kennecott Utah Copper	(340)	-
Other	(310)	(24)

Net earnings	1,720	5,881

Commentary on the Group financial results

The principal factors explaining the movements in underlying and net earnings are set out in the table below (all numbers are post-tax).

		Underlying earnings US$m	Net earnings US$m
2012 first half		5,152	5,881
Prices	(1,284)
Exchange rates	211
Volume increases	359
Volume declines	(131)
General inflation and energy	(149)
Cash costs (pre-tax $977m)	655
Lower exploration and evaluation costs (pre-tax $483m)	323
Absence of profit on disposal of exploration properties	(260)
Tax	(353)
Non cash/interest/other	(294)
Total changes in underlying earnings		(923)	(923)
Increase in impairment charges			(4)
Movement in gains and losses on consolidation and disposal of interests in businesses			165
Movement in exchange differences and gains on debt and derivatives			(1,730)
Recognition of deferred tax asset following introduction of MRRT in 2012 first half			(1,043)
Write-off of deferred stripping costs and other assets at Kennecott Utah Copper			(340)
Other movements			(286)
2013 first half		4,229	1,720

Rio Tinto 2013 Form 6-K      4

Prices

The effect of price movements on all major commodities in 2013 first half was to decrease underlying earnings by $1,284 million compared with 2012 first half. Average prices declined for nearly all of Rio Tinto’s major commodities, with the exception of diamonds.

The average Platts price for 62 per cent iron Pilbara fines declined by four per cent on average compared with 2012 first half while hard coking coal benchmark prices were 24 per cent lower. Copper prices were down seven per cent and LME prices for gold and aluminium averaged eight per cent lower.

Exchange rates

Compared with 2012 first half, the US dollar, on average, strengthened by two per cent against the Australian dollar, by one per cent against the Canadian dollar and by 14 per cent against the South African Rand. The effect of all currency movements was to increase underlying earnings relative to 2012 first half by $211 million.

Volumes

Volume increases enhanced earnings by $359 million compared with 2012 first half. These were achieved primarily in Iron Ore, where sales volumes rose four per cent due to increased capacity at the Pilbara ports, in copper from Escondida in line with higher ore grades and in aluminium following the return of the Alma smelter to full production.

Volume declines lowered earnings by $131 million compared with 2012 first half mainly reflecting lower gold production at Kennecott Utah Copper and lower demand for titanium dioxide feedstocks.

Cash costs, exploration and evaluation

Rio Tinto’s cost saving initiatives are gathering momentum. In the first half of 2013, the Group realised $977 million pre-tax ($655 million post-tax) in operating cash cost savings and reduced exploration and evaluation costs by a further $483 million pre-tax ($323 million post-tax), bringing the total cost savings achieved in the first half to $1.5 billion.

Rio Tinto is targeting operating cash cost savings of $2 billion (pre-tax) in 2013 and a further $1 billion (pre-tax) in 2014. The Group has more than 1,500 cost savings initiatives underway across all businesses and has reduced headcount by around 2,200, net of an increase of 1,800 roles in the Iron Ore group to support the Pilbara 290 expansion.

Rio Tinto is also targeting a reduction in its exploration and evaluation spending of $750 million (pre-tax) in 2013 compared with 2012. In 2013 first half, exploration and evaluation work was slowed at many of the Group’s projects including at Resolution Copper. Development costs relating to Simandou have been capitalised from 1 April 2012.

In 2012 first half, Rio Tinto divested various exploration properties, including interests in Extract Resources and Kalahari Minerals, resulting in net gains on disposal of $260 million (post-tax) for the Group.

Tax

The effective corporate income tax rate on underlying earnings, excluding equity accounted units, was 38 per cent compared with 27 per cent in 2012 first half. The higher tax rate lowered underlying earnings by $353 million compared with 2012 first half, with the increased charge attributable to utilisation of the Minerals Resource Rent Tax (MRRT) deferred tax asset and a number of other smaller items.

Non-cash/interest/other

The group interest charge was $44 million higher than in 2012 first half, mainly reflecting the increase in net debt over the period.

One-off costs in 2013 first half included an iron ore royalty payable to joint venture partners following a court decision ($128 million earnings impact) and significant insurance claims.

Rio Tinto 2013 Form 6-K      5

Items excluded from underlying earnings

Impairment charges of $119 million in 2013 first half mainly related to a reduction in the carrying value of the Eagle nickel-copper project to fair value less cost to sell (FVLCS) after the signing of a binding sales agreement in June 2013. Impairment charges in 2012 first half of $115 million related to the Specialty Alumina and Cable businesses based on agreed sales values.

Non cash exchange losses of $1,854 million arose primarily on US dollar debt in non US dollar functional currency companies and are largely offset by currency translation gains recognised in equity (see page F-17 for the reconciliation of net debt). The quantum of US dollar debt, which will be repaid from US dollar sales receipts and US dollar divestment proceeds, is therefore unaffected.

In April 2013, the Bingham Canyon mine experienced a slide along a geological fault line of its north-eastern wall. Charges of $340 million ($547 million pre-tax) have been excluded from underlying earnings primarily comprising the write-off of certain deferred stripping assets and damaged equipment. Adjustments to the amount excluded from underlying earnings will be made as insurance claims are settled.

In 2012 first half, a deferred tax asset of $1,043 million was recognised following the introduction of the MRRT on 1 July 2012. The deferred tax asset was recognised to reflect the deductibility for MRRT purposes of the market value of these mining assets to the extent recovery is probable. The utilisation of the deferred tax asset is recognised within underlying earnings.

Cash flow

Cash flows from operations, including dividends from equity accounted units, were $8.0 billion, in line with 2012 first half.

Purchase of property, plant and equipment and intangible assets declined by $0.7 billion to $7.0 billion, as projects were completed. Ongoing projects included the Pilbara iron ore mines and infrastructure expansion to 290 Mt/a in Western Australia, which remains on track to deliver first tonnes by September 2013 and the modernisation of the Kitimat aluminium smelter in British Columbia which is due to be complete at the end of 2014. The Oyu Tolgoi copper-gold mine and concentrator in Mongolia, the Kestrel coking coal mine extension and expansion in Queensland and the Argyle diamond underground mine in Western Australia were all completed in the first half of 2013.

In 2012 first half, the Group received $1.35 billion following completion of the agreement with Chalco to develop and operate the Simandou iron ore project in Guinea, as a reimbursement of proportional costs to date. This was recognised as proceeds from issue of shares to non-controlling interests.

Dividends paid in 2013 first half of $1.7 billion reflected the 15 per cent increase in the 2012 final dividend. In 2012 first half, the Group bought back $1.5 billion of shares, as it completed its $7 billion share buy-back programme.

Statement of financial position

Net debt (defined on page F-17) increased from $19.2 billion at 31 December 2012 to $22.1 billion at 30 June 2013 as operating cash inflows were offset by outflows relating to capital expenditure and the increase in the dividend. Net debt to total capital was 28 per cent at 30 June 2013 (31 December 2012: 25 per cent) and interest cover was 12 times (2012 first half: 15 times).

Total borrowings at 30 June 2013 were $29.5 billion. The weighted average maturity of total borrowings was around 8 years with the maximum nominal amount maturing in any one calendar year currently $3.2 billion. At 30 June 2013, approximately two thirds of Rio Tinto’s adjusted total borrowings were at fixed interest rates. In 2013 first half, Rio Tinto issued $3.0 billion of fixed and floating rate bonds in US dollars. The offering comprised $1.0 billion of 3-year and $1.25 billion of 5.5-year fixed rate bonds at coupons of 1.375 per cent and 2.250 per cent respectively, and $250 million 2-year and $500 million 3-year floating rate bonds at coupons of three month US$ LIBOR plus 55 and 84 basis points respectively.

Cash and cash equivalents at 30 June 2013 were $7.3 billion.

Rio Tinto 2013 Form 6-K      6

Profit for the period

The Group recorded a profit in 2013 first half of $1,685 million (2012 first half: $6,092 million) of which a loss of $35 million (2012 first half: a profit of $211 million) was attributable to non-controlling interests, leaving $1,720 million (2012 first half: $5,881 million) of net earnings attributable to owners of Rio Tinto. Net earnings and underlying earnings, which are the focus of the commentary in this report, deal with amounts attributable to owners of Rio Tinto.

Dividends

The aim of Rio Tinto's progressive dividend policy is to increase the US dollar value of ordinary dividends over time. Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on 6 August 2013 (the latest practicable date prior to the declaration of the dividend).

The interim dividend is set at one half of the total dividends declared for the previous year. Therefore, an interim dividend equivalent to US 83.5 cents per share has been declared by Rio Tinto plc and Rio Tinto Limited, a 15 per cent increase compared with the 2012 interim dividend of US 72.5 cents per share.

Rio Tinto 2013 Form 6-K      7

Rio Tinto financial information by business unit

	Rio Tinto interest %	Gross revenue (a)			EBITDA (b)			Net earnings (c)
		for the 6 months ended			for the 6 months ended			for the 6 months ended
		30 June 2013 US$m	30 June Restated 2012 US$m	(s)	30 June 2013 US$m	30 June Restated 2012 US$m	(s)	30 June 2013 US$m	30 June Restated 2012 US$m (s)
Iron Ore
Hamersley	100.0	8,738	9,112		5,793	6,317		3,476	4,079
Robe River (d)	53.0	2,014	2,161		1,502	1,648		717	840
Iron Ore Company of Canada	58.7	990	921		368	330		117	117
Product group operations		11,742	12,194		7,663	8,295		4,310	5,036
Evaluation projects/other		55	54		(28)	(52)		(37)	(46)
		11,797	12,248		7,635	8,243		4,273	4,990
Aluminium	(e)
Bauxite & Alumina		1,546	1,418		74	51		(86)	(112)
Primary Metal		2,939	2,832		489	454		117	68
Other Integrated Operations		14	17		(15)	(28)		(17)	2
Intersegment		(745)	(723)		6	7		4	5
Integrated Operations		3,754	3,544		554	484		18	(37)
Other Product Group Items		1,468	1,404		63	37		49	28
Product group operations		5,222	4,948		617	521		67	(9)
Evaluation projects/other		71	74		63	35		56	33
		5,293	5,022		680	556		123	24
Copper
Kennecott Utah Copper	100.0	1,071	1,146		365	451		125	235
Escondida	30.0	1,247	1,255		666	745		341	384
Grasberg joint venture	(f)	–	16		(9)	5		(16)	(6)
Palabora	(g)	526	542		106	93		42	27
Northparkes	80.0	185	211		117	110		66	65
Product group operations		3,029	3,170		1,245	1,404		558	705
Evaluation projects/other		92	47		(349)	(547)		(210)	(175)
		3,121	3,217		896	857		348	530
Energy
Rio Tinto Coal Australia	(h)	2,205	2,533		464	505		122	196
Rio Tinto Coal Mozambique	(i)	32	–		(62)	(5)		(73)	(5)
Rössing	68.6	142	170		14	(3)		(2)	(9)
Energy Resources of Australia	68.4	137	157		55	14		(48)	(53)
Product group operations		2,516	2,860		471	511		(1)	129
Evaluation projects/other		76	47		(69)	291		(51)	191
		2,592	2,907		402	802		(52)	320
Diamonds and Minerals
Diamonds	(j)	403	350		95	35		5	(24)
RTIT	(k)	1,114	1,023		417	387		181	219
Rio Tinto Minerals	(l)	324	344		102	114		61	75
Dampier Salt	68.4	201	208		13	10		(1)	(2)
Product group operations		2,042	1,925		627	546		246	268
Simandou iron ore project	(m)	–	–		(43)	(262)		(24)	(233)
Evaluation projects/other		4	4		(34)	(59)		(30)	(46)
		2,046	1,929		550	225		192	(11)
Other Operations	(n)	2,657	3,536		(5)	(72)		(67)	(227)
Intersegment transactions		(916)	(1,067)		(4)	–		(4)	–
Product Group Total		26,590	27,792		10,154	10,611		4,813	5,626
Other items					(464)	(384)		(381)	(311)
Exploration and evaluation					(91)	(100)		(75)	(79)
Net interest								(128)	(84)
Underlying earnings					9,599	10,127		4,229	5,152
Share of equity accounted unit sales and intra-subsidiary/equity accounted units sales		(2,052)	(2,477)
Items excluded from underlying earnings		(27)	9		(557)	(80)		(2,509)	729
Consolidated revenue/ EBITDA/net earnings		24,511	25,324		9,042	10,047		1,720	5,881
Depreciation & amortisation in subsidiaries excluding capitalised depreciation					(2,196)	(2,127)
Impairment charges					(242)	(94)
Depreciation & amortisation in equity accounted units					(202)	(217)
Taxation and finance items in equity accounted units					(315)	(393)
Profit on ordinary activities before finance items and tax					6,087	7,216

Rio Tinto 2013 Form 6-K      8

Rio Tinto financial information by business unit (continued)

	Rio Tinto interest %	Capital expenditure (p)			Depreciation & amortisation			Operating assets (q)
		for the 6 months to 30 June			for the 6 months to 30 June			as at 30 June	as at 31 December
		2013 US$m	Restated 2012 US$m	(s)	2013 US$m	Restated 2012 US$m	(s)	2013 US$m	Restated 2012 US$m
Iron Ore
Hamersley	100.0	2,095	1,984		529	496		15,111	14,636
Robe River (d)	53.0	1,051	592		145	142		4,863	4,731
Iron Ore Company of Canada	58.7	207	363		78	58		1,570	1,674
Other		–	–		–	–		14	16
		3,353	2,939		752	696		21,558	21,057
Aluminium	(e)
Bauxite & Alumina		125	267		179	165		5,025	5,763
Primary Metal		868	869		313	350		12,684	12,478
Other Integrated Operations		18	20		11	12		1,121	1,323
Integrated Operations		1,011	1,156		503	527		18,830	19,564
Copper
Kennecott Utah Copper	100.0	493	391		145	140		2,470	2,490
Escondida	30.0	391	410		120	124		2,140	1,913
Grasberg joint venture	(f)	77	66		19	15		658	618
Palabora	(g)	18	16		–	42		(r)	(r)
Northparkes	80.0	9	21		22	21		358	405
Oyu Tolgoi	(o)	531	1,185		101	2		9,225	8,025
Other		61	133		57	23		(1,978)	(1,130)
		1,580	2,222		464	367		12,873	12,321
Energy
Rio Tinto Coal Australia	(h)	404	787		234	190		5,053	5,628
Rio Tinto Coal Mozambique	(i)	6	86		11	–		566	556
Rössing	68.6	25	37		12	15		161	141
Energy Resources of Australia	68.4	75	54		134	102		219	129
Other		–	–		–	–		602	715
		510	964		391	307		6,601	7,169
Diamonds and Minerals
Diamonds	(j)	184	273		78	62		1,289	1,307
RTIT	(k)	149	89		123	76		4,967	5,300
Rio Tinto Minerals	(l)	44	21		17	15		621	593
Dampier Salt	68.4	9	14		15	12		242	291
Simandou iron ore project		166	98		5	4		751	567
Other		–	–		2	–		66	3
		552	495		240	169		7,936	8,061
Other Operations	(n)	296	346		84	228		1,798	1,876
Product Group Total		7,302	8,122		2,434	2,294		69,596	70,048
Intersegment transactions								267	213
Disposal groups held for sale	(r)	–	–		–	–		909	351
Other items		88	78		49	50		(3,318)	(4,836)
Less: jointly controlled entities and associates		(461)	(603)		(202)	(217)
Total		6,929	7,597		2,281	2,127		67,454	65,776
Add back: Proceeds from sale of fixed assets		31	36
Total capital expenditure (excluding proceeds)		6,960	7,633
Less: Net debt								(22,105)	(19,192)
Less: EAU funded balances excluded from net debt								(28)	(31)
Equity attributable to Rio Tinto shareholders								45,321	46,553

 Rio Tinto 2013 Form 6-K      9

Notes to financial information by business unit

Business units have been classified according to the Group’s management structure. Generally, business units are allocated to product groups based on their primary product. The Aluminium group excludes Pacific Aluminium, Other Aluminium and Constellium (formerly Alcan Engineered Products excluding Cable) which are included in 'Other Operations'.

(a)	Gross revenue includes 100 per cent of subsidiaries' sales revenue and the Group's share of the sales revenue of equity accounted units (after adjusting for sales to subsidiaries).

(b)

EBITDA of subsidiaries and the Group's share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation. Underlying EBITDA excludes the same items that are excluded from Underlying earnings.

(c)

Net earnings represent profit after tax for the period attributable to the owners of the Rio Tinto Group. Earnings of subsidiaries and equity accounted units are stated before finance items but after the amortisation of discount related to provisions. Earnings attributed to business units do not include amounts that are excluded in arriving at Underlying earnings.

(d)

The Group holds 65 per cent of Robe River Iron Associates, of which 30 per cent is held through a 60 per cent owned subsidiary. The Group's net beneficial interest is, therefore, 53 per cent, net of amounts attributable to non-controlling interests.

(e)

Aluminium is presented on an integrated operations basis splitting activities between Bauxite and Alumina, Primary Metal and Other integrated operations (which in total reflect the results of the integrated production of aluminium) and Other product group items which relate to other commercial activities.

(f)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(g)	Rio Tinto completed the divestment of its 57.7 per cent interest in Palabora Mining Company on 31 July 2013.

(h)

Includes Rio Tinto's 80 per cent interest in Coal & Allied which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto. Coal & Allied owns a 40 per cent interest in Bengalla, an 80 per cent interest in Mount Thorley and a 55.6 per cent interest in Warkworth, giving the Group a beneficial interest at 31 December of 32 per cent, 64 per cent and 44.5 per cent respectively.

(i)

Rio Tinto Coal Mozambique (‘RTCM’) owns and operates a number of exploration and development stage projects, specialising in coal opportunities in southern Africa. Its principal interests are the Benga project, a 65:35 joint venture with Tata Steel Limited, which is equity accounted, and the wholly owned Zambeze coal project.

(j)	Diamonds includes Rio Tinto's interests in Argyle (100 per cent), Diavik (60 per cent) and Murowa (77.8 per cent).

(k)	Includes Rio Tinto's interests in Rio Tinto Fer et Titane (‘RTFT’) (100 per cent), QMM (80 per cent) and Richards Bay Minerals (‘RBM’, attributable interest of 74 per cent).

(l)	Includes Rio Tinto's interests in Rio Tinto Borax (100 per cent).

(m)

Following finalisation of the Simandou Joint Development Agreement, and subsequent earn-in by Chalco on 24 April 2012, Rio Tinto’s interest in the Simandou iron ore project reduced from 95 per cent to 50.35 per cent.

(n)

Other operations include Rio Tinto’s 100 per cent interests in Pacific Aluminium, Other Aluminium, Rio Tinto Marine and its 27.79 per cent interest in Constellium. During 2012, Rio Tinto completed the sale of Alcan Cable, the Specialty Alumina businesses, and the Lynemouth Power Station.

(o)

Rio Tinto’s interest in Oyu Tolgoi LLC is held indirectly through its investment in Turquoise Hill Resources Ltd. (Turquoise Hill). The Group’s remaining interests in the assets of Turquoise Hill, unrelated to Oyu Tolgoi LLC, are reported in the Copper group within ‘Other’. On 24 January 2012, the Group took a majority stake in Turquoise Hill and has consolidated Turquoise Hill from 1 January 2012.

Rio Tinto 2013 Form 6-K      10

(p)

Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries' capital expenditure and Rio Tinto's share of the capital expenditure of equity accounted units. Amounts relating to equity accounted units not specifically funded by Rio Tinto are deducted and proceeds from disposals are added before arriving at total capital expenditure reported in the Group cash flow statement.

(q)

Operating assets of subsidiaries comprise net assets excluding post retirement assets and liabilities, net of tax, and are before deducting net debt. Operating assets are stated after deduction of non-controlling interests, which are calculated by reference to the net assets of the relevant companies (i.e. inclusive of such companies' debt and amounts due to or from Rio Tinto Group companies).

(r)

Net assets of disposal groups held for sale at 30 June 2013 comprise Palabora Mining Company Ltd., (Palabora) as a binding agreement to sell was reached on 11 December 2012, the Eagle nickel-copper project, following binding agreement to sell reached on 12 June 2013, the Group’s 50 per cent interest in Altynalmas Gold, following a binding sales agreement announced on 13 February 2013, and the Zululand Anthracite Colliery (ZAC). Net assets held for sale at 31 December 2012 comprised Palabora and ZAC.

Net assets of disposal groups held for sale in the Financial Information by Business Unit are presented after deducting amounts attributable to holders of non-controlling interests, including the non-controlling interests’ share of third party net debt and balances owed with Rio Tinto Group subsidiaries.

(s)	Comparative information for the six months ended 30 June 2012 has been restated to reflect a number of new accounting policies. Please see the note on ‘Accounting policies’ on pages F-11 to F-16.

Rio Tinto 2013 Form 6-K      11

Reconciliation of net earnings to underlying earnings

Exclusions from Underlying earnings	Pre-tax HY2013 US$m	Taxation HY2013 US$m	Non- controlling interests HY2013 US$m	Net amount HY2013 US$m	Restated Net amount HY 2012 US$m	(i)	Restated Net amount FY2012 US$m	(i)
Impairment charges (a)	(242)	56	67	(119)	(115)		(14,360)
Gains and losses on consolidation and disposal of interests in businesses (b)	113	1	–	114	(51)		827
Exchange and derivative (losses)/gains:
– Exchange (losses)/gains on US dollar net debt and intragroup balances (c)	(2,577)	570	(45)	(2,052)	(167)		425
– Gains on currency and interest rate derivatives not qualifying for hedge accounting (d)	26	(11)	(10)	5	22		59
– Gains on commodity derivatives not qualifying for hedge accounting (e)	278	(85)	–	193	21		66
Kennecott Utah Copper (f)	(547)	207	–	(340)	–		–
MRRT (g)	–	–	–	–	1,043		1,130
Deferred tax asset write off	–	–	–	–	–		(134)
Other exclusions (h)	(406)	92	4	(310)	(24)		(310)
Total excluded from Underlying earnings	(3,355)	830	16	(2,509)	729		(12,297)
Net earnings	3,211	(1,526)	35	1,720	5,881		(3,028)
Underlying earnings	6,566	(2,356)	19	4,229	5,152		9,269

Underlying earnings' is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings both represent amounts attributable to Rio Tinto shareholders. Exclusions from Underlying earnings relating to equity accounted units ('EAUs') are stated after tax and included in the column 'Pre-tax'. Items (a) to (i) below are excluded from Net earnings in arriving at Underlying earnings.

(a)	Charges relating to impairment of goodwill and other non-current assets other than undeveloped projects.

The pre-tax impairment charge of US$242 million represents adjustments to reduce the carrying value of the Eagle nickel-copper project to fair value less cost to sell ('FVLCS') after the signing of a binding sales agreement on 12 June 2013, and the impact of commodity prices on certain short-lived copper-gold assets.

Impairment charges of US$14,360 million net of tax were recognised in 2012, of which US$11,000 million related to the Group's aluminium businesses (including Pacific Aluminium) and US$2,860 million to Rio Tinto Coal Mozambique (‘RTCM’). In addition, there was a post-tax impairment of US$460 million relating to the Group’s Argyle diamond mine and US$40 million in other net impairments.

(b)	Gains on disposal of interests in businesses in 2013 mainly relate to the Group's disposal of part of its remaining interest in Constellium (formerly Alcan Engineered Products).

Gains and losses on consolidation and disposal of interests in businesses in the year ended 31 December 2012 related principally to a gain of US$965 million arising on consolidation of Richards Bay Minerals ('RBM') at 3 September 2012 and a US$167 million loss on consolidation of Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Limited) on 24 January 2012.

(c)

Net exchange losses in 2013 comprise foreign exchange losses on US dollar denominated net debt of US$1,198 million after tax in non-US dollar functional currency companies (on borrowings of approximately US$29.5 billion), and US$854 million losses after tax on intragroup balances, as the Australian and Canadian dollars weakened against the US dollar.

(d)

Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts, and the currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(e)

Valuation changes on commodity derivatives, including those embedded in commercial contracts, that are ineligible for hedge accounting, but for which there will be an offsetting change in future Group earnings.

(f)

Kennecott Utah Copper, Bingham Canyon mine experienced a slide along a geological fault line of its north-eastern wall on 10 April 2013. Pre-tax charges relating to the slide of US$547 million, which have been excluded from underlying earnings primarily comprise the write off of certain deferred stripping assets and damaged equipment. Adjustments to the amount excluded from underlying earnings will be made as insurance claims are settled.

(g)	A deferred tax asset was recognised in 2012 following introduction of the Minerals Resource Rent Tax ('MRRT') in July 2012.

(h)	Other credits and charges that individually or in aggregate, if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into business performance.

Other exclusions include adjustments relating to inventory sold by Richards Bay Minerals (‘RBM’) during the period, which had been recognised at fair value on initial consolidation in 2012, and corporate project expenditure incurred in order to achieve cost and headcount reductions.

(i)	Comparative information has been restated to reflect a number of new accounting standards. Please see the note on ‘Accounting policies’ on pages F-11 to F-16.

Rio Tinto 2013 Form 6-K      12

Review of operations

Iron ore

	First half	First half
	2013	2012	Change
Production (million tonnes – Rio Tinto share)	100.1	94.3	+6%
Production (million tonnes – 100%)	127.2	120.3	+6%

Gross revenue ($ millions)	11,797	12,248	-4%
Underlying EBITDA ($ millions)	7,635	8,243	-7%
Underlying earnings ($ millions)	4,273	4,990	-14%
Capital expenditure ($ millions)	3,353	2,939	+14%

Following changes to Rio Tinto’s management announced in July 2012, the Simandou iron ore project is reported within Diamonds & Minerals to reflect management responsibility.

Performance

The Iron Ore group’s underlying earnings of $4,273 million in 2013 first half were 14 per cent lower than 2012 first half, attributable to lower iron ore prices and a legacy royalty claim, partly offset by higher volumes. The increase in capital expenditure reflects the expansion in the Pilbara mines, port and rail to 290 Mt/a and investment in the expansion of the Pilbara infrastructure to 360 Mt/a.

Markets

First half 2013 sales of 119 million tonnes set a new first half record and were four per cent higher than the same period in 2012.  Sales were lower than production due to interruptions in shipping caused by a conveyor belt breakage and significant flooding in the Pilbara following unseasonal weather in the second quarter of 2013.

Operations

First half 2013 production in the Pilbara of 120 million tonnes (Rio Tinto share 96 million tonnes) also set a new first half record, driven by sustained period on period productivity improvements.

At Iron Ore Company of Canada, first half saleable production was 21 per cent higher than the same period of 2012 following the completion of the Concentrate Expansion Project (CEP1) and the first phase of CEP2 combined with operational improvements.

New projects and growth

Expansion of the Pilbara annual capacity to 290 Mt/a remains on schedule, despite the challenging weather conditions. Completion of the Rail Capacity Expansion infrastructure project in the second quarter marked the latest major milestone. First ore from the 290 Mt/a project remains on track for September.

The phase two expansion of the port, rail and power infrastructure to 360 Mt/a is currently underway. A number of options for mine capacity growth are under evaluation, including the potential development of new mines and incremental tonnes from further productivity improvement at existing mines.

Rio Tinto 2013 Form 6-K      13

Rio Tinto Alcan (Aluminium)

	First half	First half
	2013	2012	Change
Production (Rio Tinto share)
Bauxite (000 tonnes)	16,748	14,493	+16%
Alumina (000 tonnes)	3,363	3,136	+7%
Aluminium (000 tonnes)	1,199	1,048	+14%

Gross revenue ($ millions)	5,293	5,022	+5%
Underlying EBITDA ($ millions)	680	556	+22%
Underlying earnings ($ millions)	123	24	+413%
Capital expenditure ($ millions)	1,011	1,156	-13%

Following a comprehensive review, the Group has determined that the divestment of Pacific Aluminium for value is not possible in the current economic environment. It will therefore be reintegrated into Rio Tinto Alcan during the second half of 2013. The data in this section exclude Pacific Aluminium which is included in Other operations.

Performance

Rio Tinto Alcan’s underlying earnings of $123 million were $99 million higher than 2012 first half despite an eight per cent decline in LME prices period on period and the heavy rainfall of ex-tropical Cyclone Oswald that passed over Queensland. Increased volumes, a rise in market premia and productivity improvements were the main drivers of the first half momentum.

Higher volumes were boosted by a return to full production at the Alma smelter, a steady ramp-up of production at the expanded Yarwun alumina refinery following its commissioning in July 2012 and a strong operational performance at Weipa driven by higher bauxite demand, both internal and external.

Market premia on aluminium shipments have continued to perform strongly over the first half of 2013. This has been supported by a balanced physical supply/demand picture despite significant LME inventories, much of which remains tied up in financing deals due to higher forward prices and low interest rates.

Cost improvements lifted half-on-half earnings by $95 million (post-tax). The savings included greater production efficiencies and lower prices of raw materials, lower functional costs and increased capacity from Yarwun and Alma. These were partly offset by heavy rainfall earlier in the year, which reduced earnings by $37 million, and lower non-metal sales.

Markets

The 2013 first half cash LME aluminium price averaged $1,919 per tonne, a decrease of eight per cent on 2012 first half. A significant portion of aluminium inventories remain locked in financing deals and so unavailable for physical delivery. As a result, regional premia for physical delivery of aluminium remained at record levels and, on average, higher than in 2012 first half.

Operations

Rio Tinto Alcan’s bauxite production was 16 per cent higher than 2012 first half.  Strong operational performance led to higher volumes at Weipa in line with increased bauxite requirements from the expanded Yarwun refinery and a rise in third party demand.

Rio Tinto Alcan’s first half alumina production was seven per cent higher than the same period in 2012 with greater alumina refining capacity at Yarwun. The impacts of ex-tropical cyclone Oswald experienced at both the Queensland refineries in the first quarter of 2013 adversely impacted production in the first half of 2013.

Rio Tinto Alcan’s aluminium production was 14 per cent higher than 2012 first half, mainly reflecting the resolution of the lockout at Alma. Production at Alma reached full capacity in the first quarter of 2013.

Two further actions were taken to streamline the aluminium portfolio in 2013:

Rio Tinto 2013 Form 6-K      14

  On 13 July, Rio Tinto Alcan announced that it had received a binding offer for its St. Jean-de-Maurienne aluminium smelter and Castelsarrasin casting facility in France. A response will be made following consultation with the relevant works councils.

  On 7 August, Rio Tinto Alcan announced that it would curtail 50,000 tonnes of aluminium capacity at its high cost Shawinigan smelter in Quebec with immediate effect. It will progressively curtail the remaining 50,000 tonnes of capacity by the end of 2013.

New projects and growth

The pace of the Kitimat modernisation project was slowed in response to increasingly challenging market conditions. First production is expected at the end of 2014.

Copper

	First half	First half
	2013	2012	Change
Production (Rio Tinto share)
Mined copper (000 tonnes)	296.4	252.9	+17%
Refined copper (000 tonnes)	150.8	123.4	+22%
Mined molybdenum (000 tonnes)	2.7	5.8	-54%
Mined gold (000 oz)	129	153	-15%
Refined gold (000 oz)	104	155	-33%

Gross revenue ($ millions)	3,121	3,217	-3%
Underlying EBITDA ($ millions)	896	857	+5%
Underlying earnings ($ millions)	348	530	-34%
Capital expenditure ($ millions)	1,580	2,222	-29%

Performance

The Copper group’s underlying earnings of $348 million were 34 per cent lower than 2012 first half. This reflected lower prices, the impact of the pit wall slide at Bingham Canyon and decreased gold and molybdenum volumes at Kennecott Utah Copper from lower grades. This was partly offset by increased volumes from Escondida due to higher grades and improvements to the crushing and conveying circuit.

Markets

Average prices in 2013 first half were lower than 2012 first half. Copper declined seven per cent to 343 cents per pound, gold decreased eight per cent to $1,523 per ounce and molybdenum declined 20 per cent to $12 per pound.

The total impact of price changes on the Copper product group, including the effects of provisional pricing movements, was to decrease underlying earnings by $238 million compared with 2012 first half.

At 30 June 2013, the Group had an estimated 253 million pounds of copper sales that were provisionally priced at US 309 cents per pound. The final price of these sales will be determined during the second half of 2013. This compared with 249 million pounds of open shipments at 31 December 2012, provisionally priced at US 360 cents per pound.

Operations

First half production of copper contained in concentrate at Kennecott Utah Copper was 43 per cent higher than 2012 first half reflecting higher grades in ore treated. On 10 April 2013, the Bingham Canyon Mine experienced a slide along a geotechnical fault-line of its north-eastern wall estimated to be approximately 135 million tonnes of material based on final surveys. The recovery is proceeding better than originally expected with the re-establishment of the heavy vehicle access road expected to be completed by the first quarter of 2014. This will enable additional ore production along with remediation and waste movement. The removal of material from the pit wall slide is expected to have been largely completed by the end of 2015. Near and medium-term production is limited by the availability of equipment and access to ore.  In 2013, Rio Tinto expects to produce approximately 150,000 tonnes of copper in concentrate, improving to about 150,000 to 180,000 tonnes in each of 2014 and 2015.

Rio Tinto 2013 Form 6-K      15

At Escondida, first half mined copper production increased 12 per cent on 2012 first half, driven by higher ore grades and an improvement in crushing and conveying systems.

Oyu Tolgoi started shipments of copper concentrate to customers from its copper and gold mine in Mongolia on 9 July 2013.  All permits for exporting copper concentrate, together with Oyu Tolgoi Board approvals and authorities required for continued concentrate sales, are in place. Oyu Tolgoi is now consistently producing at more than 80 per cent of design capacity as it continues to ramp up. All commercial production tests are now complete.

Based on the January 2013 Freeport estimates, 2013 production from Grasberg is not expected to exceed the metal attributable to Rio Tinto’s joint venture partner because of planned mine sequencing in areas with lower metal grades.  Accordingly, Rio Tinto’s share of joint venture production is unchanged and expected to be zero for the year.

2013 first half mined copper production at Northparkes was one per cent higher than 2012 first half as a result of higher mill throughput.

In July 2013, Rio Tinto made significant progress with the streamlining of its Copper portfolio.

  Reached a binding agreement for the sale of its 80 per cent interest in Northparkes to China Molybdenum Co for $820 million on 29 July.

  Completed the sale of its interest in the Eagle nickel and copper project for $315 million on 17 July.

  Completed the sale of its 57.7 per cent interest in Palabora for $373 million on 31 July.

New projects and growth

On 25 July 2013, Rio Tinto announced that it had approved $1.03 billion (Rio Tinto share) for the construction of a new 2,500 litre per second seawater desalination facility to ensure continued water supply and sustain operations at the Escondida mine in Chile.

On 29 July 2013, Rio Tinto announced that all funding and work on the underground development of Oyu Tolgoi will be delayed. This followed notification by the Government of Mongolia that the terms of the project financing provisionally secured for the underground development would need to be approved by the Mongolian Parliament. Any potential impact on Rio Tinto’s carrying value for Oyu Tolgoi will continue to be considered as these matters progress.

Energy

	First half	First half
	2013	2012	Change
Production (Rio Tinto share)
Hard coking coal (000 tonnes)	3,552	3,705	-4%
Semi-soft coking coal (000 tonnes)	2,186	1,609	+36%
Thermal coal (000 tonnes)	11,030	8,912	+24%
Uranium (000 lbs)	4,700	3,795	+24%

Gross revenue ($ millions)	2,592	2,907	-11%
Underlying EBITDA ($ millions)[1]	402	802	-50%
Underlying (loss)/earnings ($ millions)[1]	(52)	320	-116%
Capital expenditure ($ millions)	510	964	-47%

1 EBITDA and underlying earnings in 2012 first half included $353 million and $249 million gain from the sale of interests in exploration properties. There were no such gains in 2013 first half.

Performance

The Energy group’s underlying loss of $52 million compares with 2012 first half earnings of $320 million. This was primarily due to lower prices and the absence of any gains on divestment of exploration properties. The shortfall was partly offset by increased productivity and higher volumes coupled with cash cost reduction initiatives which drove down unit costs. Cost improvements gained momentum through the first half of 2013 and boosted earnings by more than $200 million compared with 2012 first half. There are more than 500 separate cost savings initiatives underway across the Energy group, including a targeted reduction in the number of contractor companies engaged, in order to drive a 20 per cent reduction in contractor spend levels.

Rio Tinto 2013 Form 6-K      16

Markets

By the end of the first half of 2013, the thermal coal market had seen the price gains of the fourth quarter of 2012 eroded to the lowest point since November 2009 with Newcastle prices down 18 per cent to $79 per tonne.

In the first half of 2013, metallurgical coal markets weakened substantially with prices for prime hard coking coal falling from February highs of $170 per tonne to finish June at $130 per tonne.  Contributing to the weak price environment was strong supply growth from major seaborne producers and ongoing weakness in ex-China import demand.

Operations

Hard coking coal production in Australia was 11 per cent lower than 2012 first half.  This was largely as a result of the planned shutdown of the Kestrel Mine coal handling preparation plant for upgrade works as part of the Kestrel Mine Extension project which was completed in April 2013. A low wall failure at the Hail Creek Mine on 21 July 2013 has resulted in a decrease to full year coking coal production guidance.

Semi-soft production was 36 per cent higher than the same period of 2012, as operations in the Hunter Valley changed their production profile to take advantage of the stronger short-term market for alternative product to hard coking coal due to wet weather in Queensland.

Australian thermal coal production increased by 21 per cent compared with 2012 first half. This was driven by a 72 per cent half-on-half rise in production at Clermont as well as increased production at sites in the Hunter Valley following brownfield expansions and ongoing work to improve the efficiency and productivity of operations, including performance of the load and haul fleets.

Production in Mozambique steadily increased throughout the first half due to advances in yield performance and operational reliability.

Uranium production increased by 24 per cent compared with 2012 first half as ERA benefited from milling higher grade ore stockpiles.

New projects and growth

In July 2013, coal production started from the Kestrel Mine Extension project and is expected to ramp up during a gradual transition of production as the existing mine winds down. Kestrel South is expected to reach full capacity by the end of 2014 and produce an average of 5.7 million tonnes per annum over the next 20 years.

The Energy Group continues to review the optimal growth profile for all business units in light of market conditions for coal and uranium, the high-cost operating environment in Queensland and New South Wales, and infrastructure constraints in Mozambique.

Rio Tinto 2013 Form 6-K      17

Diamonds & Minerals

	First half	First half
	2013	2012	Change
Production (Rio Tinto share)
Titanium dioxide (000 tonnes)	888	744	+19%
Borates (000 tonnes)	236	245	-4%
Diamonds (000 carats)	7,370	6,167	+20%
Salt (000 tonnes)	3,255	3,319	-2%

Gross revenue ($ millions)	2,046	1,929	+6%
Underlying EBITDA ($ millions)	550	225	+144%
Underlying earnings pre-Simandou ($ millions)	216	222	-3%
Underlying earnings ($ millions)	192	(11)	n/a
Capital expenditure ($ millions)	552	495	+12%

Following changes to Rio Tinto’s management announced in July 2012, the Simandou iron ore project is now reported within Diamonds & Minerals to reflect management responsibility.

Performance

The Diamonds & Minerals group’s underlying earnings of $192 million compares with a loss incurred in 2012 first half of $11 million. Excluding Simandou exploration and evaluation costs, underlying earnings were three per cent lower than 2012 first half. This reflects lower prices for zircon and lower sales volumes of titanium dioxide feedstocks due to challenging market conditions, offset by the benefit from the increase in ownership of Richards Bay Minerals (RBM). Exploration and evaluation costs charged to the income statement were lower year on year following the capitalisation of Simandou project costs from 1 April 2012.

Markets

The markets for titanium dioxide and zircon have softened further during 2013 first half due to lower demand. Demand for titanium dioxide feedstocks is expected to continue to be reduced into the second half of 2013, while demand for zircon products is expected to stabilise.

Rough diamond prices rose in the first half of 2013. Demand for commercial quality goods remained steady but higher quality demand was slow. The near-term outlook points to a softening rough market with manufacturing margins under pressure from a weaker Indian rupee and tighter bank lending.

Operations

Titanium dioxide feedstock production was 19 per cent higher than 2012 first half reflecting the doubling of the Group’s interest in RBM and seasonal availability of additional power in Canada.

Due to challenging market conditions for high grade titanium dioxide feedstock, Rio Tinto Fer et Titane (RTFT) brought forward a planned shutdown of one of nine furnaces in Canada and deferred the rebuild until market conditions improve. The RTFT upgraded slag (UGS) production facility was also taken offline. Zircon and rutile production at RBM was taken offline for a period during the first half of 2013 whilst maintaining core ilmenite production. Improving market conditions in the second quarter resulted in a limited restart of zircon production.

Diamond production increased 20 per cent compared with 2012 first half, mainly reflecting increased tonnes processed and higher grades at Argyle following the commissioning of the underground mine in April 2013. Diavik has completed the transition to a fully underground mine, with all three pipes now at full production

Rio Tinto 2013 Form 6-K      18

On 24 June, Rio Tinto announced its intention to retain its diamonds businesses after concluding a strategic review which considered a range of options, including potential divestment. The medium to long-term market fundamentals for diamonds remain robust, fuelled by growing demand for luxury goods in Asia and continuing strong demand in North America. The high-quality diamonds business is well positioned to capitalise on the positive market outlook.

Wet weather associated with Tropical Cyclone Rusty and unseasonal rainfall in June 2013 impacted first half production at Dampier Salt, reducing it by two per cent compared with the same period of 2012.

New projects and growth

The Argyle underground mine commenced production in the first half of 2013 and is ramping up to full capacity. This will extend the mine life of Argyle until at least 2020.

Development of the formal investment framework for the Simandou project in Guinea was advanced in 2013 first half in line with the principles established in the 2011 Settlement Agreement.

Other operations

	First half	First half
	2013	2012	Change
Production (Rio Tinto share)
Bauxite (000 tonnes)	3,775	3,789	-
Alumina (000 tonnes)	1,069	1,336	-20%
Aluminium (000 tonnes)	610	646	-6%

Gross revenue ($ millions)	2,657	3,536	-25%
Underlying EBITDA ($ millions)	(5)	(72)	+93%
Underlying earnings ($ millions)	(67)	(227)	+70%
Capital expenditure ($ millions)	296	346	-15%

Following a comprehensive review, the Group has determined that the divestment of Pacific Aluminium for value is not possible in the current economic environment. It will therefore be reintegrated into the Rio Tinto Alcan product group during the second half of 2013.

Rio Tinto’s other operations incurred a loss after tax of $67 million compared with a loss of $227 million in 2012 first half. This movement primarily related to cost savings at Pacific Aluminium and the divestment of other non-core aluminium assets which were loss-making in 2012.

Pacific Aluminium’s alumina production was 20 per cent lower than 2012 first half. This followed the shutdown of one of three digestion stages at Gove in late February after inspections identified concerns about the weld integrity on some heat exchangers. These are being refurbished or replaced to bring the digestion stage back on line by the end of the fourth quarter. The temporary shutdown is expected to reduce full year alumina production by 700,000 tonnes compared with 2012. Pacific Aluminium’s full year bauxite production is expected to be in line with 2012. Bauxite exports are being increased to offset the impact of the constraints on alumina production.

Pacific Aluminium and Other aluminium production was six per cent lower than the first half of 2012 due to the impacts of the Lynemouth smelter closure in March 2012 and the divestment of the Sebree smelter effective from 1 June 2013.

On 29 April 2013, Rio Tinto Alcan announced the sale of the Sebree aluminium smelter in Kentucky for $61 million in cash and the assumption of $4 million of certain liabilities.

On 23 May 2013, the IPO of Constellium (formerly Alcan Engineered Products) was launched, resulting in Rio Tinto reducing its holding in Constellium from around 37 per cent to 28 per cent for a total consideration of $171 million, including a special dividend.

In 2012, Rio Tinto completed the sale of the specialty aluminas business, Alcan Cable and the Lynemouth Power Station.

Rio Tinto 2013 Form 6-K      19

Central exploration

	First half	First half
	2013	2012	Change
($ millions)
Central exploration (post-tax)	(75)	(90)	-17%
Divestments	-	11	-
Post-tax (charge) / credit	(75)	(79)	-5%

Central exploration expenditure in 2013 first half (post divestments and post-tax) resulted in a charge to underlying earnings of $75 million, five per cent lower than in 2012 first half.

On the Saskatchewan Potash project in Canada, a joint venture with North Atlantic Potash Inc., a subsidiary of JSC Acron, processing and interpretation of the 2012 3D seismic survey continued.

At Rössing (Namibia), the third phase of drilling at the Z20 uranium project was completed.  A revised resource estimate is in progress.

In the Bowen Basin (Queensland, Australia), work continued on resource models to support Order of Magnitude studies at Mt Robert and Elphinstone, located near Hail Creek.  Drilling to test new targets at Winchester South commenced.

At Tamarack (USA), targets were selected for a third quarter drilling programme to follow-up significant zones of mineralisation intersected across the project area.

In Montana (USA), drilling commenced at the Copper Cliff project.

In South Australia, Rio Tinto Exploration (RTX) partners Tasman Resources completed three drill holes at the Vulcan prospect following up previous intercepts of Olympic Dam-style lithologies and alteration.  Further drilling is planned following heritage surveys scheduled for August.

In the Pilbara, airborne geophysical surveys were completed over a number of targets and drilling commenced on the first of several targets scheduled for testing this year.

In China CRTX, the Chinalco Rio Tinto Exploration Joint Venture, has been awarded a 1,500 km2 Integrated Exploration Area in Inner Mongolia.  Ground exploration targeting copper is planned for the third quarter.

In Russia, copper targets were identified in Kamchatka, Magadan and the Russian Altai with field programmes planned for the third quarter.

In Uzbekistan, reconnaissance work targeting copper mineralisation commenced over the recently granted Gava permit.

In Kazakhstan, approval was received allowing direct negotiations by RTX over two licenses identified for their copper potential.

Rio Tinto 2013 Form 6-K      20

DIRECTORS’ REPORT
for the half year ended 30 June 2013

Review of operations and important events

A detailed review of the Group’s operations, the results of those operations during the half year ended 30 June 2013 and likely future developments are given on pages 1 to 20. Important events that have occurred during the period and up until the date of this report are set out below. Further information in connection with acquisitions and disposals and the impact of these on the financial statements are set out on pages F-20 to F-21.

On 14 January 2013, Rio Tinto entered into an agreement with Chinalco Mining Corporation International Limited (CMCI), a subsidiary of Chinalco, to participate as a cornerstone investor in CMCI’s initial public offering (IPO) in Hong Kong on 31 January 2013. Pursuant to the agreement, Rio Tinto acquired approximately one per cent of CMCI’s issued share capital post IPO for a total consideration of US$30 million.

On 17 January 2013, the Group announced that it would recognise a non-cash impairment charge of approximately US$14 billion (post tax) in its 2012 full year results. These impairments included an amount of approximately US$3 billion relating to Rio Tinto Coal Mozambique, as well as reductions in the carrying values of Rio Tinto’s aluminium assets in the range of US$10-11 billion. The Group reported a number of smaller asset write-downs in the order of US$500 million. The Group also announced that Tom Albanese stepped down as chief executive and that Iron Ore chief executive Sam Walsh was appointed as his successor. Doug Ritchie, who led the acquisition and integration of the Mozambique coal assets in his previous role as Energy chief executive, also stepped down.

On 11 February 2013, the Group announced that the Australian Competition Tribunal had ruled that its Hamersley and Robe rail lines should not be opened up to other users.

On 13 February 2013, Rio Tinto announced that Pacific Aluminium’s Gove alumina refinery in Nhulunbuy will continue to operate as planning, approvals and delivery of the gas to Gove project progresses.

On 14 February 2013, the Group announced the appointment of Andrew Harding and Jean-Sébastien Jacques as chief executive, Iron Ore and chief executive, Copper, respectively.

On 28 February, Rio Tinto announced the appointment of Chris Lynch as chief financial officer to succeed Guy Elliott, with effect from 18 April 2013. The Group also announced that Bret Clayton’s role of Group executive, Business Support & Operations, would be restructured and its responsibilities would be transferred to other Executive Committee members from 1 March 2013.

On 11 April 2013, Rio Tinto announced that on 10 April 2013 Kennecott Utah Copper's Bingham Canyon Mine experienced a slide along a geotechnical fault line of its north-eastern wall which suspended operations.

On 12 June 2013, the Group announced it had reached binding agreement to sell its Eagle project to Lundin Mining Corporation. The transaction closed on 17 July 2013 for US$315 million in cash.

On 14 June 2013, Rio Tinto announced that it had priced US$3.0 billion of fixed and floating rate bonds, comprising US$1.0 billion of three-year and US$1.25 billion of five-year fixed rate, and US$250 million two-year and US$500 million three-year floating rate SEC-registered debt securities.

On 24 June 2013, the Group announced that it had decided to retain its diamonds businesses after concluding a strategic review which considered a range of options, including potential divestment.

Rio Tinto 2013 Form 6-K      21

Rio Tinto Group

Unaudited Condensed Interim Financial Statements

Period ended June 30, 2013

Group income statement

	Six months to 30 June 2013 US$m	Restated Six months to 30 June 2012 US$m	(g)	Restated Year to 31 December 2012 US$m	(g)
Continuing operations
Consolidated sales revenue	24,511	25,324		50,942
Net operating costs (excluding items shown separately)	(18,092)	(17,894)		(37,534)
Impairment charges net of reversals (a)	(242)	(94)		(14,701)
Gain/(loss) on consolidation and disposal of interests in businesses (b)	113	(51)		845
Exploration and evaluation costs	(527)	(1,030)		(1,971)
(Loss)/profit on disposal of interests in undeveloped projects (c)	(6)	381		494
Operating profit/(loss)	5,757	6,636		(1,925)
Share of profit after tax of equity accounted units	330	580		1,056
Impairment after tax of investments in equity accounted units (a)	–	–		(1,526)
Profit/(loss) before finance items and taxation	6,087	7,216		(2,395)
Finance items
Net exchange (losses)/gains on external debt and intragroup balances	(2,575)	(185)		492
Net gains on derivatives not qualifying for hedge accounting	43	41		88
Finance income	47	64		116
Finance costs (d)	(203)	(152)		(293)
Amortisation of discount	(188)	(232)		(439)
	(2,876)	(464)		(36)
Profit/(loss) before taxation	3,211	6,752		(2,431)
Taxation (e)	(1,526)	(660)		(589)
Profit/(loss) from continuing operations	1,685	6,092		(3,020)
Discontinued operations
Loss after tax from discontinued operations	–	–		(7)
Profit/(loss) for the period	1,685	6,092		(3,027)
– attributable to non-controlling interests	(35)	211		1
– attributable to owners of Rio Tinto (Net earnings)	1,720	5,881		(3,028)

Basic earnings/(loss) per share (f)
Profit/(loss) from continuing operations	93.1c	317.6c		(163.4c)
Loss from discontinued operations	–	–		(0.4c)
Profit/(loss) for the period	93.1c	317.6c		(163.8c)
Diluted earnings/(loss) per share
Profit/(loss) from continuing operations	92.6c	315.7c		(163.4c)
Loss from discontinued operations	–	–		(0.4c)
Profit/(loss) for the period	92.6c	315.7c		(163.8c)

Rio Tinto 2013 Form 6-K      F-1

Notes to the Group income statement

(a)

The pre-tax impairment charge of US$242 million represents adjustments to reduce the carrying value of the Eagle nickel-copper project to fair value less cost to sell ('FVLCS') after the signing of a binding sales agreement on 12 June 2013, and the impact of commodity prices on certain short-lived copper-gold assets.

Impairment charges of US$16,227 million (including US$1,526 million after tax relating to the Group’s investments in equity accounted units) for the year ended 31 December 2012 related mainly to the Group’s aluminium businesses: US$12,214 million, the Group’s coal business: US$3,269 million, the Group’s diamond business: US$659 million and US$85 million in other impairments less reversals.

For the year ended 31 December 2012 with the exception of Argyle, impairment of which was measured based upon an assessment of value in use ('VIU'), in measuring the amount of impairment the Group compared carrying values of the relevant business assets with their FVLCS. This was in accordance with IAS 36 since in the Group’s view the VIU was either lower than FVLCS or for assets subject to potential divestment, FVLCS and VIU did not differ significantly.

The FVLCS of the aluminium business was lower than its carrying value resulting in an impairment of US$12,214 million, including to investments in equity accounted units of US$379 million.

In measuring the amount of impairment on Rio Tinto Coal Mozambique ('RTCM'), the Group compared the carrying value with an assessment of FVLCS derived from discounted future cash flows. The FVLCS of RTCM was lower than its carrying value resulting in impairment of US$3,269 million, including its investment in equity accounted units of US$1,147 million.

All of the impairment to the Group’s diamond business related to the Argyle mine, and was triggered by the announcement during 2012 of the Diamonds strategic review, as well as changes to the forecast ramp up date for the underground mine.

(b)

Gains on disposal of interests in businesses in 2013 mainly relate to the Group's disposal of part of its remaining interest in Constellium (formerly Alcan Engineered Products) which is accounted for as an associate.

Gains and losses on consolidation and disposal of interests in businesses for the year ended 31 December 2012 related principally to a gain of US$965 million arising on consolidation of Richards Bay Minerals (‘RBM’) at 3 September 2012 and a US$167 million loss on consolidation of Turquoise Hill Resources Limited (formerly Ivanhoe Mines Limited) on 24 January 2012.

(c)	Profits on disposal of interests in undeveloped projects in 2012 related mainly to the disposal of the Group's investments in Extract Resources Limited and Kalahari Minerals plc.
(d)	Finance costs in the income statement are net of amounts capitalised of US$393 million (30 June 2012: US$377 million; 31 December 2012: US$766 million).
(e)	Taxation in 2012 was net of a credit of US$1,205 million arising from recognition of a deferred tax asset following introduction of the Minerals Resource Rent Tax ('MRRT') on 1 July 2012.
(f)

For the purposes of calculating basic earnings/(loss) per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the period was 1,847.3 million (30 June 2012: 1,851.9 million; 31 December 2012: 1,849.1 million), being the average number of Rio Tinto plc shares outstanding of 1,411.5 million (30 June 2012: 1,416.1 million; 31 December 2012: 1,413.4million), plus the average number of Rio Tinto Limited shares outstanding of 435.8million (30 June 2012: 435.8 million; December 2012: 435.8 million). The profit and loss figures used in the calculation of basic and diluted earnings/(loss) per share are based on profits and losses attributable to owners of Rio Tinto.

For the purposes of calculating diluted earnings/(loss) per share, the effect of dilutive securities is added to the weighted average number of shares. This effect is calculated under the treasury stock method.

In accordance with IAS 33 'Earnings per share', the effects of anti-dilutive potential were not included when calculating diluted loss per share for the year ended 31 December 2012.

(g)	Comparative information has been restated to reflect a number of new accounting standards. Please see the note on ‘Accounting policies’ on pages F-11 to F-16.

Rio Tinto 2013 Form 6-K      F-2

Group statement of comprehensive income

	Six months to 30 June 2013 US$m	Restated Six months to 30 June 2012 US$m	(c)	Restated Year to 31 December 2012 US$m	(c)
Profit/(loss) after tax for the period	1,685	6,092		(3,027)

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on post retirement benefit plans (a)	1,635	(549)		(332)
Share of other comprehensive income/(losses) of equity accounted units net of tax	4	(1)		1
Tax relating to components of other comprehensive income	(480)	140		83
	1,159	(410)		(248)
Items that have been/may be reclassified subsequently to profit or loss:
Currency translation adjustment (b)	(2,285)	(559)		727
Currency translation on companies disposed of transferred to the income statement	-	-		(3)
Cash flow hedge fair value (losses)/gains:
– Cash flow hedge losses	(2)	(18)		(67)
– Cash flow hedge losses transferred to the income statement	91	61		100
– (Losses)/gains on revaluation of available for sale securities	(110)	(72)		34
– Gains on revaluation of available for sale securities transferred to the income statement	-	(342)		(355)
Share of other comprehensive income/(loss) of equity accounted units net of tax	31	(25)		(158)
Tax relating to components of other comprehensive income	(39)	(28)		(26)
	(2,314)	(983)		252
Other comprehensive (loss)/income for the period, net of tax	(1,155)	(1,393)		4
Total comprehensive income/(loss) for the period	530	4,699		(3,023)
– attributable to owners of Rio Tinto	980	4,523		(3,164)
– attributable to non-controlling interests	(450)	176		141

(a)

Actuarial gains in the period are largely the result of higher observable bond yields, leading to an increase in the discount rate used to value the obligation for future benefit payments. Returns on pension assets were in excess of the discount rate and also contributed to the actuarial gain.

(b)

Excludes currency translation of US$608 million arising on Rio Tinto Limited's share capital for the period ended 30 June 2013, which is recognised in the Statement of changes in equity. Refer to Statement of changes in equity on page F-8.

(c)	Comparative information has been restated to reflect a number of new accounting standards. Please see the note on ‘Accounting policies’ on pages F-11 to F-16.

Rio Tinto 2013 Form 6-K      F-3

Group statement of cash flows

	Six months to 30 June 2013 US$m	Restated Six months to 30 June 2012 US$m	(e)	Restated Year to 31 December 2012 US$m	(e)
Cash flows from consolidated operations (a)	7,474	7,656		15,999
Dividends from equity accounted units	531	234		522
Cash flows from operations	8,005	7,890		16,521
Net interest paid	(579)	(376)		(824)
Dividends paid to holders of non-controlling interests in subsidiaries	(3)	(315)		(422)
Tax paid	(1,906)	(3,836)		(5,845)
Net cash generated from operating activities	5,517	3,363		9,430
Cash flows from investing activities
Acquisitions of subsidiaries, joint ventures & associates (b)	-	370		(1,335)
Disposals of subsidiaries, joint ventures & associates	130	40		251
Purchase of property, plant & equipment and intangible assets	(6,960)	(7,633)		(17,615)
Sales of financial assets	34	622		692
Purchases of financial assets	(85)	(33)		(50)
Other funding of equity accounted units	(93)	(147)		(223)
Other investing cash flows	31	16		37
Cash used in investing activities	(6,943)	(6,765)		(18,243)
Cash flows before financing activities	(1,426)	(3,402)		(8,813)
Cash flows from financing activities
Equity dividends paid to owners of Rio Tinto	(1,717)	(1,674)		(3,038)
Own shares purchased from Rio Tinto shareholders	-	(1,496)		(1,471)
Proceeds from additional borrowings	4,040	2,550		8,569
Repayment of borrowings	(635)	(96)		(682)
Purchase of non-controlling interests	-	(77)		(76)
Proceeds from issue of equity to non-controlling interests (c)	70	1,601		2,945
Other financing cash flows	37	27		77
Cash generated from financing activities	1,795	835		6,324
Effects of exchange rates on cash and cash equivalents	(23)	102		16
Net increase/(decrease) in cash and cash equivalents	346	(2,465)		(2,473)
Opening cash and cash equivalents less overdrafts	7,272	9,745		9,745
Closing cash and cash equivalents less overdrafts (d)	7,618	7,280		7,272
(a) Cash flows from consolidated operations
Profit/(loss) from continuing operations	1,685	6,092		(3,020)
Adjustments for:
Taxation	1,526	660		589
Finance items	2,876	464		36
Share of profit after tax of equity accounted units	(330)	(580)		(1,056)
Impairment after tax of investments in equity accounted units	-	-		1,526
(Gain)/loss on consolidation and on disposal of interests in businesses	(113)	51		(845)
Impairment charges net of reversals	242	94		14,701
Depreciation and amortisation	2,281	2,127		4,624
Provisions (including exchange differences on provisions)	622	299		886
Utilisation of provisions	(481)	(431)		(840)
Utilisation of provision for post retirement benefits	(377)	(257)		(695)
Change in inventories	(352)	(515)		(433)
Change in trade and other receivables	250	308		412
Change in trade and other payables	(576)	(429)		266
Other items	221	(227)		(152)
	7,474	7,656		15,999

Rio Tinto 2013 Form 6-K      F-4

Group statement of cash flows (continued)

(b)

Includes, in 2012, cash flows relating to the Group's acquisition of a controlling interest in Turquoise Hill Resources Ltd. ('Turquoise Hill') (formerly Ivanhoe Mines Limited) on 24 January 2012 and of BHP Billiton's interest in Richards Bay Minerals on 3 September 2012.

(c)

Cash proceeds from the issue of equity to non-controlling interests in 2012 included US$1.8 billion from the transfer of a 47 per cent interest in Simfer Jersey Ltd., a Rio Tinto subsidiary, to a consortium led by Chalco plus subsequent cash calls to meet project costs, and US$0.9 billion of proceeds from a subscription by non-controlling interest in a rights issue by Turquoise Hill. Refer to notes (d) and (e) in the Statement of changes in equity on page F-10.

(d)

Closing cash and cash equivalents less overdrafts at 30 June 2013 differs from cash and cash equivalents on the Statement of financial position as it includes overdrafts of US$18 million (30 June 2012: US$85 million; 31 December 2012: US$97 million) reported within 'borrowings and other financial liabilities' and US$308 million (30 June 2012: US$8 million; 31 December 2012: US$234 million) relating to assets of disposal groups held for sale.

(e)	Comparative information has been restated to reflect a number of new accounting standards. Please see the note on ‘Accounting policies’ on pages F-11 to F-16.

Rio Tinto 2013 Form 6-K      F-5

Group statement of financial position

	30 June 2013 US$m	Restated 31 December 2012 US$m	(d)	Restated 30 June 2012 US$m	(d)
Non-current assets
Goodwill	2,574	2,774		9,601
Intangible assets	6,653	6,880		8,053
Property, plant and equipment	75,116	76,985		71,737
Investments in equity accounted units	3,747	3,941		6,065
Inventories	344	423		440
Trade and other receivables	2,058	2,265		2,020
Deferred tax assets (a)	2,701	3,476		2,833
Other financial assets (including tax recoverable and loans to equity accounted units)	1,277	1,183		1,234
	94,470	97,927		101,983
Current assets
Inventories	6,221	6,375		5,801
Trade and other receivables	5,812	5,341		5,552
Tax recoverable	196	153		227
Other financial assets (including loans to equity accounted units)	440	536		489
Cash and cash equivalents	7,328	7,135		7,357
	19,997	19,540		19,426
Assets of disposal groups held for sale (b)	1,502	970		417
Total assets	115,969	118,437		121,826
Current liabilities
Borrowings and other financial liabilities	(4,899)	(2,198)		(1,736)
Trade and other payables	(8,964)	(9,420)		(8,600)
Tax payable	(795)	(823)		(963)
Provisions including post retirement benefits	(1,486)	(1,539)		(1,493)
	(16,144)	(13,980)		(12,792)
Non-current liabilities
Borrowings and other financial liabilities	(25,025)	(24,706)		(19,583)
Trade and other payables	(614)	(605)		(775)
Tax payable	(502)	(406)		(331)
Deferred tax liabilities	(4,322)	(5,145)		(5,900)
Provisions including post retirement benefits	(12,922)	(15,442)		(17,031)
	(43,385)	(46,304)		(43,620)
Liabilities of disposal groups held for sale (b)	(361)	(413)		(149)
Total liabilities	(59,890)	(60,697)		(56,561)
Net assets	56,079	57,740		65,265
Capital and reserves
Share capital (c)
– Rio Tinto plc	230	230		230
– Rio Tinto Limited (excluding Rio Tinto plc interest)	5,107	5,715		5,520
Share premium account	4,284	4,244		4,235
Other reserves	12,970	14,868		13,787
Retained earnings	22,730	21,496		31,581
Equity attributable to owners of Rio Tinto	45,321	46,553		55,353
Attributable to non-controlling interests	10,758	11,187		9,912
Total equity	56,079	57,740		65,265

Rio Tinto 2013 Form 6-K      F-6

Group statement of financial position (continued)

(a)	An additional deferred tax asset was recognised in 2012 following the introduction of Minerals Resource Rent Tax ('MRRT') on 1 July 2012.
(b)

Assets and liabilities held for sale at 30 June 2013 comprise the Eagle nickel-copper project (following a binding agreement to sell reached on 12 June 2013), Palabora Mining Company, Altynalmas Gold (following a binding agreement to sell announced on 13 February 2013) and Zululand Anthracite Colliery.

(c)

At 30 June 2013, Rio Tinto plc had 1,411.9 million ordinary shares in issue and held by the public, and Rio Tinto Limited had 435.8 million shares in issue and held by the public. As required to be disclosed under the ASX Listing Rules, the net tangible assets per share amounted to US$19.53 (31 December 2012: US$19.98; 30 June 2012: US$20.42).

(d)	Comparative information has been restated to reflect a number of new accounting standards. Please see the note on ‘Accounting policies’ on pages F-11 to F-16.

Rio Tinto 2013 Form 6-K      F-7

Group statement of changes in equity

Period ended

30 June 2013

	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance (as restated)	5,945	4,244	14,868	21,496	46,553	11,187	57,740
Total comprehensive income for the period (a)	–	–	(1,865)	2,845	980	(450)	530
Currency translation arising on Rio Tinto Limited's share capital	(608)	–	–	–	(608)	–	(608)
Dividends	–	–	–	(1,717)	(1,717)	(6)	(1,723)
Own shares purchased from Rio Tinto shareholders to satisfy share options	–	–	(65)	–	(65)	–	(65)
Treasury shares reissued	–	40	–	4	44	–	44
Change in equity held by Rio Tinto	–	–	–	71	71	(43)	28
Equity issued to non-controlling interests	–	–	–	–	–	70	70
Employee share options and other IFRS 2 charges taken to the income statement	–	–	32	31	63	–	63
Closing balance	5,337	4,284	12,970	22,730	45,321	10,758	56,079

	Six months to 30 June 2013 US cents	Six months to 30 June 2012 US cents	Year to 31 December 2012 US cents
Dividends per share: paid during the period	94.5	91.0	163.5
Dividends per share: proposed in the announcement of the results for the period	83.5	72.5	94.5

Rio Tinto 2013 Form 6-K      F-8

Group statement of changes in equity (continued)

Period ended

30 June 2012

	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium US$m	Restated Other reserves US$m	(f)	Restated Retained earnings US$m	(f)	Restated Total US$m	(f)	Restated Non-controlling interests US$m	(f)	Restated Total equity US$m	(f)
Opening balance	5,816	4,208	14,731		27,784		52,539		6,669		59,208
Prior year adjustment for changes in:
– Subsidiaries and joint operations (post tax)	–	–	240		(158)		82		16		98
– Equity accounted units (post tax)	–	–	(226)		(196)		(422)		–		(422)
As restated (f)	5,816	4,208	14,745		27,430		52,199		6,685		58,884
Total comprehensive income for the period (a)	–	–	(941)		5,464		4,523		176		4,699
Currency translation arising on Rio Tinto Limited's share capital	(62)	–	–		–		(62)		–		(62)
Dividends	–	–	–		(1,674)		(1,674)		(315)		(1,989)
Share buyback schemes	(4)	–	4		(791)		(791)		–		(791)
Own shares purchased/treasury shares reissued for share options and other items	–	–	(57)		–		(57)		–		(57)
Treasury shares reissued	–	27	–		1		28		–		28
Newly consolidated operations (b), (c)	–	–	–		–		–		2,883		2,883
Change in equity held by Rio Tinto (d)	–	–	–		1,088		1,088		218		1,306
Equity issued to non-controlling interests	–	–	–		–		–		242		242
Employee share options and other IFRS 2 charges taken to the income statement	–	–	36		63		99		23		122
Closing balance	5,750	4,235	13,787		31,581		55,353		9,912		65,265

Year ended

31 December 2012

	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium US$m	Restated Other reserves US$m	(f)	Restated Retained earnings US$m	(f)	Restated Total US$m	(f)	Restated Non-controlling interests US$m	(f)	Restated Total equity US$m	(f)
Opening balance	5,816	4,208	14,731		27,784		52,539		6,669		59,208
Prior year adjustment for changes in:
– Subsidiaries and joint operations (post tax)	–	–	240		(158)		82		16		98
– Equity accounted units (post tax)	–	–	(226)		(196)		(422)		–		(422)
As restated (f)	5,816	4,208	14,745		27,430		52,199		6,685		58,884
Total comprehensive income for the year (a)	–	–	103		(3,267)		(3,164)		141		(3,023)
Currency translation arising on Rio Tinto Limited's share capital	133	–	–		–		133		–		133
Dividends	–	–	–		(3,038)		(3,038)		(422)		(3,460)
Share buyback schemes	(4)	–	4		(764)		(764)		–		(764)
Own shares purchased/treasury shares reissued for share options and other items	–	–	(62)		(41)		(103)		–		(103)
Treasury shares reissued	–	36	–		3		39		–		39
Newly consolidated operations (b), (c)	–	–	–		–		–		2,902		2,902
Change in equity held by Rio Tinto (d)	–	–	–		1,128		1,128		166		1,294
Equity issued to holders of non-controlling interests (e)	–	–	–		–		–		1,595		1,595
Employee share options and other IFRS 2 charges taken to the income statement	–	–	78		45		123		120		243
Closing balance	5,945	4,244	14,868		21,496		46,553		11,187		57,740

Rio Tinto 2013 Form 6-K      F-9

Group statement of changes in equity (continued)

(a)	Refer to Statement of comprehensive income for further details.
(b)

Rio Tinto gained control of the non Oyu Tolgoi LLC (‘OT‘) assets of Turquoise Hill Resources Ltd. (‘Turquoise Hill‘) which was until 2 August 2012 known as Ivanhoe Mines Limited on 24 January 2012 when its share reached 51 per cent. The Group had gained control of OT in December 2010 by virtue of contractual rights which permit the exercise of control over certain policies and activities of OT.

Within newly consolidated operations for 30 June 2012 US$2,883 million (31 December 2012: US$2,678 million) represented non-controlling interests in the fair value of non OT assets which was provisional at 30 June 2012 and final at 31 December 2012, of which US$1,439 million related to the 49 per cent non-controlling interests' portion of net loans receivable from Rio Tinto Group companies.

(c)

Rio Tinto acquired a controlling interest in Richards Bay Minerals (‘RBM‘), with consolidation effective from 3 September 2012 (‘the acquisition date‘). US$224 million within newly consolidated operations relates to the provisional fair value of non-controlling interests at acquisition date.

(d)

The majority of the adjustments to equity held by Rio Tinto arose from the acquisition by a consortium led by Chalco of shares in Simfer Jersey Limited, a Rio Tinto subsidiary, as set out in the Simandou Joint Development Agreement (‘SJDA‘). Chalco made a payment of US$1.35 billion on 24 April 2012 in exchange for an equity interest of 47 per cent in Simfer Jersey, reimbursing Rio Tinto for historic project costs. The transfer on 24 April 2012 resulted in an adjustment to retained earnings attributable to owners of Rio Tinto of US$1.05 billion, relating to the amount received over Rio Tinto's carrying value of the interest transferred.

(e)

Equity issued to holders of non-controlling interests in 2012 include US$0.9 billion of proceeds from a rights offering by Turquoise Hill, and cash calls of US$480 million following the transfer described in (d), which resulted in Chalco being issued with additional equity in proportion to its interest.

(f)

Comparative information has been restated to reflect a number of new accounting standards. Please see the note on ‘Accounting policies’ on pages F-11 to F-16 and restated Statements of financial position on page F-15.

Rio Tinto 2013 Form 6-K      F-10

1       Basis of preparation

The consolidated interim financial statements included in this report are unaudited and have been prepared in accordance with IAS 34 'Interim financial reporting' as adopted by the European Union ('EU'), the Disclosure and Transparency Rules of the Financial Conduct Authority and an Order under section 340 of the Australian Corporations Act 2001 issued by the Australian Securities and Investments Commission on 22 December 2010 (as amended on 17 February 2012).

Accounting policies

The IFRS consolidated interim financial statements have been drawn up on the basis of accounting policies, methods of computation and presentation consistent with those applied in the financial statements for the year to 31 December 2012 except for the changes in accounting requirements set out below.

The impact of these changes in accounting requirements on the statement of financial position as at 1 January 2012 together with the impact on the income statement for the six months to 30 June 2012 and the full year to 31 December 2012 are set out on pages F-15 to F-16. Material impacts on the primary statements for prior periods presented are explained below. With the exception of IFRS 13, all of the changes were effective from 1 January 2011, the earliest period that will be presented in the Group's 2013 Annual Report. Application of IAS 19 is fully retrospective.

Annual Improvements 2011

These Annual Improvements address six areas, none of which materially impacted the Group's primary statements.

Amendment to IAS 1 'Presentation of Financial Statements –
Presentation of items of other comprehensive income'.

The amendment requires items presented in Other Comprehensive Income ('OCI') to be grouped on the basis of whether they can potentially be reclassified to the Income Statement (reclassification adjustments). Tax applicable to these items is grouped on the same basis. The Group statements of Other Comprehensive Income for the six months to 30 June 2012 and for the year to 31 December 2012 have been restated accordingly.

IAS 19 (revised 2011) 'Employee Benefits' ('IAS 19R')

The amendment to IAS 19 requires the expected return on assets to assume returns in line with the discount rate applied to the calculation of the pension liability, whereas the previous standard allowed an assumed rate based on assets actually held which generally gave a higher rate. The income statement impact on the expected return on assets is offset in actuarial gains and losses within the Statement of comprehensive income. The amendment also changes the timing of recognition of past service cost.

IFRS 10 ‘Consolidated Financial Statements’, IFRS 11 ‘Joint Arrangements’ and IAS 28 (revised 2011) 'Investments in Associates and Joint Ventures'

IFRS 10 replaces previous guidance on control and consolidation in IAS 27 ‘Consolidated and Separate Financial Statements’ and SIC 12 ‘Consolidation – Special Purpose Entities’; it provides a revised definition of control to be used as the basis for determining which entities are consolidated in the financial statements.

IFRS 11 ‘Joint Arrangements’ replaces IAS 31 ‘Interests in Joint Ventures’. The classification and subsequent accounting for joint arrangements now depends on the rights and obligations of the parties to the arrangement and not just the legal form, as described in the Group's updated accounting policy on page F-12. These standards have been adopted with effect from 1 January 2011.

Rio Tinto 2013 Form 6-K      F-11

All entities and arrangements within the Group have been reviewed to assess the impact of IFRS 10 and IFRS 11. As a result certain operations (including Queensland Alumina Limited, New Zealand Aluminium Smelters Limited, and Pechiney Reynolds Quebec Inc.) that were previously equity accounted are now accounted for as Joint Operations. These arrangements are primarily designed for the provision of output to the parties sharing joint control indicating that the parties have rights to substantially all the economic benefits of the assets. The liabilities of the arrangements are in substance satisfied by cash flows received from the parties; this dependence indicates that the parties effectively have obligations for the liabilities. It is these facts and circumstances that give rise to the classification as Joint Operations.

As a result the Group no longer recognises ‘Investments in equity accounted units’ or ‘Share of profit/(loss) after tax of equity accounted units’ for these arrangements, but instead consolidates its share of their assets, liabilities, revenues, expenses and cash flows on a line by line basis as described in the accounting policy below.

The reduction in ‘Investments in equity accounted units’ and increase in other assets shown in the restated Statement of financial position at 1 January 2012, also results in a reallocation of the 2012 impairment charge. Under IFRS the impairment charge is allocated to goodwill before other assets; the goodwill that is recognised in the restated Statement of financial position at 1 January 2012 is therefore impaired before certain other assets in 2012. This results in an increase of US$1.4 billion in the allocation of the impairment charge to goodwill, with a corresponding decrease in the allocation to ‘Property, plant and equipment‘, ‘Investments in equity accounted units’ and ‘Intangible assets’ as well as an increase in ‘Deferred tax liabilities’. There is no change in the total Aluminium businesses’ post tax impairment charge for 2012 as a result of these changes.

IFRS 13 ‘Fair Value Measurement’

IFRS 13 is prospective in application. It establishes a single source of guidance for all fair value measurements. The standard provides guidance on how to measure fair value when fair value is required or permitted under other standards. It does not change when an entity is required to use fair value. For the six months to 30 June 2013 this has resulted in some minor changes to the method of valuation of embedded commodity derivatives.

IFRIC 20 ‘Stripping Costs in the Production Phase of a Surface Mine’

In open pit mining operations, it is necessary to remove overburden and other waste materials in order to access ore from which minerals can be extracted economically. The process of removing overburden and waste materials is referred to as stripping.

The Group capitalises pre-production stripping costs incurred during the development of a mine (or pit) as part of the investment in construction of the mine (or pit). These costs are subsequently amortised over the life of the mine (or pit) on a units of production basis. This accounting treatment is unchanged by the implementation of IFRIC 20 which specifies the accounting for post-production stripping costs only.

The Group’s accounting policy for post-production stripping costs for 2012 and previous years was to defer costs where this was the most appropriate basis for matching the costs against the related economic benefits and the effect was material. Implementation of IFRIC 20 has changed the way in which the Group accounts for post-production stripping costs and resulted in a write-off to retained earnings on implementation.

IFRIC 20 is not fully retrospective; the impact of adoption is calculated as at 1 January 2011 and comparatives are restated from that point.

On implementation of IFRIC 20 capitalised post-production stripping costs could only be carried forward if they could be identified with a remaining component of the orebody for the relevant Business Unit. A net amount of US$0.7 billion was therefore written off these capitalised costs (pre-tax and non-controlling interests) which reduced retained earnings at 1 January 2011 by US$0.4 billion post tax and non-controlling interests.

The Group’s accounting policy under IFRIC 20 is given on page F-13. The Group’s criteria for identifying separate operations as disclosed in the 2012 annual report are unchanged.

Updated 'Basis of consolidation' accounting policy

The financial statements comprise consolidation of the accounts of Rio Tinto plc and Rio Tinto Limited (together ‘the Companies’) and their respective subsidiaries (together ‘the Group’) together with the Group’s share of joint arrangements and associates accounted for as described below.

Rio Tinto 2013 Form 6-K      F-12

All intragroup transactions and balances have been eliminated on consolidation.

Subsidiaries: Subsidiaries are entities controlled by the Companies. Control exists where the Companies have: power over the entities, i.e. existing rights that give them the current ability to direct the relevant activities of the entities (those that significantly affect the Companies' returns); exposure, or rights, to variable returns from their involvement with the entities; and the ability to use their power to affect those returns.

Joint Arrangements: A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control such that decisions about the relevant activities of the arrangement (those that significantly affect the Companies’ returns) require the unanimous consent of the parties sharing control. The Group has two types of joint arrangement:

Joint Ventures (JVs): A JV is a joint arrangement in which the parties that share joint control have rights to the net assets of the arrangement. JVs are accounted for using the equity accounting method.

Under this method of accounting the investment is recorded initially at cost to the Group, including any goodwill on acquisition. In subsequent periods the carrying amount of the investment is adjusted to reflect the Group’s share of the joint ventures’ retained post-acquisition profit or loss and other comprehensive income.

Joint Operations (JOs): A JO is a joint arrangement in which the parties that share joint control have rights to the assets, and obligations for the liabilities, relating to the arrangement. This includes situations where the parties benefit from the joint activity through a share of the output, rather than by receiving a share of the results of trading. In relation to its interest in a JO the Group recognises: its assets, including its share of any assets held jointly; its liabilities, including its share of any liabilities incurred jointly; its revenue from the sale of its share of the output arising from the JO; its share of the revenue from the sale of the output by the JO; and its expenses, including its share of any expenses incurred jointly. These are incorporated into the Group’s financial statements under the appropriate headings.

Associates: An associate is an entity that is neither a subsidiary nor a joint arrangement, over which the Group has significant influence. Significant influence is presumed to exist where the Group has between 20 per cent and 50 per cent of the voting rights, unless it can be clearly demonstrated that this is not the case. Significant influence can arise where the Group holds less than 20 per cent if it has the power to participate in the financial and operating policy decisions affecting the entity; it can also arise where the Group holds more than 50 per cent if there is neither control nor joint control.

Investments in associates are accounted for using the equity method of accounting. Under this method of accounting the investment is recorded initially at cost to the Group, including any goodwill on acquisition. In subsequent periods the carrying amount of the investment is adjusted to reflect the Group’s share of the associates’ retained post-acquisition profit or loss and other comprehensive income.

The Group uses the term “Equity accounted units” to refer to associates and JVs collectively. For all equity accounted units the carrying value will include any long term debt interests that in substance form part of the Group’s net investment.

Where necessary, adjustments are made to the assets, liabilities, and results of subsidiaries, joint arrangements and associates to bring their accounting policies into line with those used by the Group.

Updated 'Deferred stripping' accounting policy

In order to qualify for capitalisation as a stripping activity asset, post-production stripping costs must meet three criteria:

–	It must be probable that economic benefit will be realised in a future accounting period as a result of improved access to the ore body created by the stripping activity; and
–	It must be possible to identify the ‘component’ of the ore body for which access has been improved; and
–	It must be possible to reliably measure the costs that relate to the stripping activity.

Rio Tinto 2013 Form 6-K      F-13

A ‘component’ is a specific volume of the ore body that is made more accessible by the stripping activity. It will typically be a subset of the larger ore body that is distinguished by a separate useful economic life.

When the cost of stripping related to development which has a future benefit is not distinguishable from the cost of producing current inventories, i.e. there is a mixture of waste being removed to extract ore in the current period as well as waste being removed to allow extraction of ore in future periods, the stripping costs are allocated to each activity based on a relevant production measure. Generally, the measure would be calculated based on a ratio (‘Ratio’) obtained by dividing the tonnage of waste mined for the component for the period either by the quantity of ore mined for the component or by the quantity of minerals contained in the ore mined for the component. In some operations, the quantity of ore is a more appropriate basis for allocating costs, particularly, where there are important co-products. Stripping costs incurred in the period related to the component are deferred to the extent that the current period Ratio exceeds the life of component Ratio. The stripping activity asset is depreciated on a ‘units of production’ basis based on expected production of either ore or contained mineral over the life of the component unless another method is more appropriate.

The life of component Ratio is based on proved and probable reserves of the mine (and for some mines, other mineral resources) and the annual mine plan; it is a function of the mine design and therefore changes to that design will generally result in changes to the Ratio. Changes in other technical or economic parameters that impact on reserves may also have an impact on the life of component Ratio even if they do not affect the mine design. Changes to the life of component Ratio are accounted for prospectively.

It may be the case that subsequent phases of stripping will access additional ore and that these subsequent phases are only possible after the first phase has taken place. Where applicable, the Group considers this on a mine by mine basis. Generally, the only ore attributed to the stripping activity asset for the purposes of calculating the life of component Ratio and for the purposes of amortisation is the ore to be extracted from the originally identified component.

Deferred stripping costs are included in “Mining properties and leases” within property, plant and equipment or within “Investments in equity accounted units”, as appropriate. Amortisation of deferred stripping costs is included in net operating costs or in the Group’s share of the results of its equity accounted units, as appropriate.

Rio Tinto 2013 Form 6-K      F-14

Group statement of financial position

	As reported at 1 January 2012 US$m	IFRIC 20 restatement US$m	IFRS 11 restatement US$m	IAS 19R restatement US$m	As restated at 1 January 2012 US$m
Non-current assets
Goodwill	8,187	-	1,371	–	9,558
Intangible assets	7,955	-	87	–	8,042
Property, plant and equipment	64,967	(224)	1,638	–	66,381
Investments in equity accounted units	9,833	(176)	(2,109)	–	7,548
Inventories	381	-	–	–	381
Trade and other receivables	2,365	-	(323)	–	2,042
Deferred tax assets	1,875	60	(74)	3	1,864
Other financial assets (including tax recoverable and loans to equity accounted units)	1,996	-	16	–	2,012
	97,559	(340)	606	3	97,828
Current assets
Inventories	5,307	(2)	233	–	5,538
Trade and other receivables	6,058	-	2	–	6,060
Tax recoverable	278	-	–	–	278
Other financial assets (including loans to equity accounted units)	585	-	13	–	598
Cash and cash equivalents	9,670	-	92	–	9,762
	21,898	(2)	340	–	22,236
Assets of disposal groups held for sale	88	-	–	–	88
Total assets	119,545	(342)	946	3	120,152
Current liabilities
Borrowings and other financial liabilities	(1,447)	-	32	–	(1,415)
Trade and other payables	(9,381)	-	(201)	–	(9,582)
Tax payable	(2,651)	-	(11)	–	(2,662)
Provisions including post retirement benefits	(1,487)	-	(10)	(6)	(1,503)
	(14,966)	-	(190)	(6)	(15,162)
Non-current liabilities
Borrowings and other financial liabilities	(20,357)	-	(172)	–	(20,529)
Trade and other payables	(719)	-	11	–	(708)
Tax payable	(382)	-	(22)	–	(404)
Deferred tax liabilities	(6,210)	33	(123)	–	(6,300)
Provisions including post retirement benefits	(17,670)	-	(450)	(12)	(18,132)
	(45,338)	33	(756)	(12)	(46,073)
Liabilities of disposal groups held for sale	(33)	-	–	–	(33)
Total liabilities	(60,337)	33	(946)	(18)	(61,268)
Net assets	59,208	(309)	–	(15)	58,884
Capital and reserves
Share capital
– Rio Tinto plc	234	–	–	–	234
– Rio Tinto Limited	5,582	–	–	–	5,582
Share premium account	4,208	–	–	–	4,208
Other reserves	14,731	–	–	14	14,745
Retained earnings	27,784	(325)	–	(29)	27,430
Equity attributable to owners of Rio Tinto	52,539	(325)	–	(15)	52,199
Attributable to non-controlling interests	6,669	16	–	–	6,685
Total equity	59,208	(309)	–	(15)	58,884

Rio Tinto 2013 Form 6-K      F-15

Group Income Statement – restatement of half year
and full year 2012

	As reported Six months to 30 June 2012 US$m	IFRIC 20 restatement US$m	(a)	IFRS 11 restatement US$m	IAS 19R restatement US$m	(b)	As restated Six months to 30 June 2012 US$m
Profit before taxation	6,770	22		(18)	(22)		6,752
Taxation	(678)	(7)		18	7		(660)
Profit for the period	6,092	15		–	(15)		6,092
– attributable to non-controlling interests	207	5		–	(1)		211
– attributable to owners of Rio Tinto (Net earnings)	5,885	10		–	(14)		5,881

	As reported Year to 31 December 2012 US$m	IFRIC 20 restatement US$m	(a)	IFRS 11 restatement US$m	IAS 19R restatements US$m	(b)	As restated Year to 31 December 2012 US$m
Profit/(loss) before taxation	(2,568)	33		176	(72)		(2,431)
Taxation	(429)	(6)		(179)	25		(589)
Loss from continuing operations	(2,997)	27		(3)	(47)		(3,020)
Loss after tax from discontinued operations	(7)	–		–	–		(7)
Loss for the year	(3,004)	27		(3)	(47)		(3,027)
– attributable to non-controlling interests	(14)	16		–	(1)		1
– attributable to owners of Rio Tinto (Net earnings)	(2,990)	11		(3)	(46)		(3,028)

(a)	The IFRIC 20 restatement impact to net earnings reflects additional capitalisation partly offset by additional depreciation.
(b)

There was a post tax credit within Other Comprehensive income of US$24 million in the six months to 30 June 2012 (31 December 2012: US$61 million) for actuarial gains and losses offsetting the reduced return on assets. The net impact to Rio Tinto equity of US$10 million in the six months to 30 June 2012 (31 December 2012: US$15 million) relates to changes in timing of recognition of past service cost under IAS 19R.

Rio Tinto 2013 Form 6-K      F-16

2       Consolidated net debt

	30 June 2013 US$m	Restated 31 December 2012 US$m	(d)	Restated 30 June 2012 US$m	(d)
Analysis of changes in consolidated net debt (a)
Opening balance	(19,192)	(8,342)		(8,342)
Adjustment on currency translation	1,814	(411)		298
Exchange (losses)/gains charged to the income statement	(1,655)	417		(187)
Cash movements excluding exchange movements	(3,036)	(10,412)		(5,018)
Debt of acquired companies (b)	–	(540)		(186)
Other movements	(36)	96		336
Closing balance	(22,105)	(19,192)		(13,099)
Total borrowings in the statement of financial position (c)	(29,513)	(26,652)		(20,856)
Derivatives related to net debt (included in 'Other financial assets/liabilities')	52	294		370
EAU funded balances excluded from net debt	28	31		30
Adjusted total borrowings	(29,433)	(26,327)		(20,456)
Cash and Cash equivalents	7,328	7,135		7,357
Consolidated net debt	(22,105)	(19,192)		(13,099)

(a)

Consolidated net debt is stated net of the impact of certain funding arrangements relating to EAUs and partially owned subsidiaries (EAU funded balances). This adjustment is required in order to avoid showing borrowings twice in the net debt disclosure, where funding has been provided to an EAU by the Group and subsequently on lent by the EAU to a consolidated Group subsidiary.

(b)	Relates to the consolidation of Ivanhoe Mines Limited on 24 January 2012 and of Richards Bay Minerals on 3 September 2012.
(c)

Total borrowings are combined with other current financial liabilities of US$21 million (31 December 2012: US$23 million; 30 June 2012: US$164 million) and non-current financial liabilities of US$390 million (31 December 2012: US$229 million; 30 June 2012: US$299 million) in the statement of financial position.

(d)	Comparative information has been restated to reflect a number of new accounting standards. Please see the note on ‘Accounting policies’ on pages F-11 to F-16.

3       Geographical analysis (by destination)

Six months to 30 June 2013%	Restated Six months to 30 June 2012%	(b)	Restated Year to 31 December 2012%	(b)	Gross revenue by destination (a)	Six months to 30 June 2013 US$m	Restated Six months to 30 June 2012 US$m	(b)	Restated Year to 31 December 2012 US$m	(b)
33.2	30.6		32.3		China	8,812	8,501		17,948
15.4	16.4		15.8		Japan	4,080	4,549		8,787
15.9	15.8		15.2		Other Asia	4,234	4,383		8,464
13.6	12.9		12.7		United States of America	3,620	3,576		7,085
11.4	11.5		11.5		Other Europe (excluding United Kingdom)	3,017	3,203		6,380
2.5	3.5		3.3		Canada	661	960		1,823
2.1	2.5		2.6		Australia	570	699		1,420
0.8	1.3		1.2		United Kingdom	202	375		678
5.1	5.5		5.4		Other	1,367	1,555		3,012
100.0	100.0		100.0		Gross revenue	26,563	27,801		55,597
					Share of equity accounted units' sales	(2,052)	(2,477)		(4,655)
					Consolidated revenue	24,511	25,324		50,942

The financial information by business unit and the geographic analysis of sales by destination satisfy the disclosure requirements of IFRS 8 for interim financial statements and also provide additional voluntary disclosure which the Group considers is useful to the users of the financial statements.

(a)

Gross revenue is used by the Group in monitoring business performance (refer to the financial information by Business Unit on page 8). Gross revenue includes the sales revenue of equity accounted units (after adjusting for sales to subsidiaries) in addition to consolidated sales. Consolidated sales revenue includes subsidiary sales to equity accounted units which are not included in gross revenue.

(b)	Comparative information has been restated to reflect a number of new accounting standards. Please see the note on ‘Accounting policies’ on pages F-11 to F-16.

Rio Tinto 2013 Form 6-K      F-17

4       Prima facie tax reconciliation

	Six months to 30 June 2013 US$m	Restated Six months to 30 June 2012 US$m	(e)	Restated Year to 31 December 2012 US$m	(e)
Profit/(loss) before taxation	3,211	6,752		(2,431)
Deduct: share of profit after tax of equity accounted units	(330)	(580)		(1,056)
Add: impairment after tax of investments in equity accounted units (a)	–	–		1,526
Parent companies' and subsidiaries' profit before tax	2,881	6,172		(1,961)
Prima facie tax payable at UK rate of 23 per cent (2012: 24 per cent)	663	1,481		(471)
Higher rate of tax on Australian earnings at 30 per cent	562	405		838
Impact of items excluded from underlying earnings
Impairment charges	–	44		1,683
Gains and losses on disposal of businesses and on newly consolidated operations	(28)	12		(185)
Foreign exchange on intra-group balances	120	20		(53)
Foreign exchange on excluded finance items	(74)	(6)		9
Impact of tax law changes on recognition of deferred tax assets (b)	–	(1,114)		(1,205)
Other exclusions	(79)	6		157
Other tax rates applicable outside the UK and Australia	11	(64)		(74)
Resource depletion and other depreciation allowances	(10)	(61)		(121)
Research, development and other investment allowances	(25)	(30)		(57)
Impact of changes in tax rates and laws	5	(20)		(5)
Recognition of previously unrecognised deferred tax assets	(4)	(82)		(84)
Unrecognised current year operating losses	151	136		200
Other items (c)	234	(67)		(43)
Total taxation charge (d)	1,526	660		589

(a)	Impairment in investment in equity accounted units is net of tax credits of US$691 million for the year ended 31 December 2012.
(b)

Minerals Resource Rent Tax ('MRRT') is an additional tax on profits from the mining of iron ore and coal in Australia, which came into effect on 1 July 2012. In computing MRRT liabilities, a deduction is given in respect of the market value of the mining assets as at 1 May 2010. A deferred tax asset is recognised on the temporary difference between the amount that is deductible for tax purposes and the carrying value of the assets in the accounts, to the extent that its recovery is probable. This temporary difference will reverse over the life of the mines.

(c)	Other items include various adjustments to provisions for taxation of prior periods.
(d)

This tax reconciliation relates to the Group's parent companies and subsidiaries, and excludes equity accounted units. The Group's share of profit of equity accounted units is net of tax charges of US$221 million (30 June 2012: US$322 million; 31 December 2012: US$642 million).

(e)	Comparative information has been restated to reflect a number of new accounting standards. Please see the note on ‘Accounting policies’ on pages F-11 to F-16.

5       Fair value disclosure for financial instruments

Except where stated, the information given below relates to the financial instruments of the parent companies and their subsidiaries and joint operations, and excludes those of equity accounted units.

Fair values of financial instruments

The carrying amounts and fair values of all of the Group’s financial instruments which are not carried at an amount which approximates their fair value at 30 June 2013 and 31 December 2012 are shown in the following table. The fair values of the Group's cash, short term borrowings and loans to equity accounted units approximate their carrying values as a result of their short maturity or because they carry floating rates of interest.

	30 June 2013		Restated (h) 31 December 2012
	Carrying value US$m	Fair value US$m	Carrying value US$m	Fair value US$m
Short term borrowings	(4,878)	(5,024)	(2,175)	(2,194)
Medium and long term borrowings	(24,635)	(25,284)	(24,477)	(27,274)

Rio Tinto 2013 Form 6-K      F-18

Valuation hierarchy of financial instruments carried at fair value on a recurring basis

The table below shows the financial instruments carried at fair value by valuation method at 30 June 2013:

	Total	Level 1	(a) (g)	Level 2	(b) (g)	Level 3	(c)	Not held at fair value
Assets
Listed and unlisted equity shares and quoted funds	275	155		65		14		41
Other investments, including loans (d)	560	128		–		241		191
	835	283		65		255		232
Derivatives
Forward contracts: designated as hedges (f)	25	–		–		25		–
Forward contracts and option contracts: not designated as hedges (f)	236	(2)		16		222		–
Derivatives related to net debt (e)	52	(5)		57		–		–
	1,148	276		138		502		232

The table below shows the financial instruments carried at fair value by valuation method at 31 December 2012 (restated):

	Total	Level 1	(a)	Level 2	(b)	Level 3	(c)	Not held at fair value
Assets
Listed and unlisted equity shares and quoted funds	369	289		27		12		41
Other investments, including loans (d)	539	136		6		225		172
	908	425		33		237		213
Derivatives
Forward contracts: designated as hedges (f)	10	–		–		10		–
Forward contracts and option contracts: not designated as hedges (f)	(54)	–		4		(58)		–
Derivatives related to net debt (e)	294	–		294		–		–
	1,158	425		331		189		213

(a)	Valuation is based on unadjusted quoted prices in active markets for identical financial instruments. This category includes listed equity shares and other quoted funds.
(b)

Valuation is based on inputs that are observable for the financial instruments; these include quoted prices for similar instruments or identical instruments in markets which are not considered to be active or either directly or indirectly based on observable market data.

(c)	Valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).
(d)

Other Investments, including loans comprise cash deposits in rehabilitation funds, government bonds, contingent consideration receivable from divested businesses and royalty amounts receivable. The royalty receivables are valued based on an estimate of forward sales subject to the royalty agreement.

(e)

Interest rate and currency interest rate swaps are valued using applicable market quoted swap yield curves adjusted for relevant basis and credit default spreads. Currency interest rate swap valuations also use market quoted foreign exchange rates. A discounted cash flow approach is applied to the cash flows derived from the inputs to determine fair value.

(f)

Level 3 derivatives consist of derivatives embedded in electricity purchase contracts linked to the LME with terms expiring between 2014 and 2040. The embedded derivatives are measured using discounted cash flows and option model valuation techniques. Long-term embedded derivatives with a fair value of US$203 million at 30 June 2013 are valued using significant unobservable inputs as the term of the derivative extends beyond the forward curve for aluminium.

Aluminium prices are flatlined beyond the market forward curve and increased by projected inflation up to the date of expiry of the contract.

The range of market prices are US$2,481 per metric ton in 2023 to US$3,273 in 2040.

The other contracts with a fair value of US$44 million at 30 June 2013 are categorised as level three as the market premium assumptions used represent unobservable inputs.

(g)	There were no transfers between Level 1 and Level 2 for the six months to 30 June 2013.
(h)	Comparative information has been restated to reflect a number of new accounting standards. Please see the note on ‘Accounting policies’ on pages F-11 to F-16.

Rio Tinto 2013 Form 6-K      F-19

Level 3 Financial instruments

The table below shows the summary of changes in the fair value of the Group's level 3 financial assets and financial liabilities for the six months to 30 June 2013.

30 June 2013 Level 3 financial assets and financial liabilities
Opening balance (a)	189
Currency translation adjustments	(11)
Total gains or losses (realised) included in:
– Net operating costs	(4)
Total gains or losses (unrealised) included in:
– Net operating costs	286
Total gains or losses transferred into other comprehensive income	19
Additions	23
Closing balance	502
Change in unrealised gains or losses for the period for assets and liabilities held at the end of the reporting period	287

(a)  31 December 2012 information has been restated to conform with current presentation.

Sensitivity analysis in respect of level 3 derivatives

Forward contracts whose carrying value are valued using unobservable inputs are calculated using appropriate discounted cash flow and option model valuation techniques. The most significant of these assumptions relate to long term pricing wherein internal pricing assumptions are used after the 10 year LME curve. A 10 per cent increase in long term metal pricing assumptions would result in a US$102 million decrease in carrying value. A 10 per cent decrease in long term metal pricing assumptions would result in a US$73 million increase in carrying value.

6       Acquisitions and disposals

30 June 2013

Acquisitions

There were no material acquisitions during the six months ended 30 June 2013.

30 June and 31 December 2012

Acquisitions

On 24 January 2012, Rio Tinto increased its ownership of shares in Turquoise Hill to a controlling 51.01 per cent interest. The acquisition gave Rio Tinto control of the assets in Turquoise Hill other than those relating to OT, control of which the Group had previously gained in 2010.

Total consideration to acquire the controlling interest in Turquoise Hill amounted to US$839 million, comprising US$678 million relating to the fair value of the Group's interest in Turquoise Hill prior to the acquisition date, and US$161 million of cash price paid to acquire the controlling interest after adjusting for amounts attributable to OT and net intragroup balances between Rio Tinto and Turquoise Hill. Fair values on acquisition of Turquoise Hill were determined and finalised during 2012.

Consolidation of Richards Bay Minerals

On 7 September 2012, Rio Tinto increased its holding in Richards Bay Minerals ('RBM') to 74 per cent with consolidation effective from 3 September 2012, following the completion of its acquisition of BHP Billiton's entire interests including BHP Billiton's 37 per cent indirect equity voting interests in the RBM operating companies.

Rio Tinto 2013 Form 6-K      F-20

The acquisition price was US$1.9 billion before contractual adjustments for cash payments made by RBM to BHP Billiton since the acquisition trigger date of 1 February 2012. This price included US$0.6 billion for BHP Billiton's 37 per cent equity interest in RBM, US$1.0 billion for a 50 per cent interest in outstanding RBM shareholder financing arrangements and US$0.3 billion for a royalty stream.

Provisional fair values were determined during 2012. These provisional fair values will be finalised by 3 September 2013, 12 months after the consolidation date. There were no material adjustments to fair value during the six months to 30 June 2013 and accordingly prior periods have not been restated.

30 June 2013

Disposals

There were no material disposals during the six months ended 30 June 2013.

30 June and 31 December 2012

Disposals

Chalco Joint Venture and Settlement Agreement with Government of Guinea for the Simandou Iron Ore Project

On 24 April 2012, Rio Tinto and Chinalco's listed subsidiary, Chalco, completed the formation of their joint venture to develop and operate the Simandou iron ore project in Guinea, following the completion of all Chinese regulatory approvals. To complete earn in to a 44.65 per cent net economic interest in the Simandou project, a consortium led by Chalco made a payment to Rio Tinto of US$1.35 billion, in line with an agreement reached with Rio Tinto on 29 July 2010.

Under the Settlement Agreement signed by Rio Tinto and the Government of Guinea (‘GoG’) on 22 April 2011, GoG has an option to take an interest of up to 35 per cent in Simfer S.A. ('Simfer'), the Rio Tinto subsidiary which will undertake the mining portion of the Simandou project.

The Settlement Agreement also provides for the transfer of ownership of railway and port infrastructure from Simfer to a newly formed Infrastructure entity ('InfraCo'), with GoG entitled to take a 51 per cent interest in InfraCo. The other Simfer participants will take up an interest in the remaining portion of InfraCo equity in proportion to their relative interests in Simfer.

Certain provisions of the Settlement Agreement, including the GoG participation regime changes, require amendment to Simfer’s current mining convention, which requires legislative ratification in order for these provisions to have full effect.

The eventual basis of accounting for InfraCo remains to be determined pending finalisation of the detailed infrastructure agreements.

Other disposals

During 2012, Rio Tinto completed the sale of Alcan Cable, the Specialty Alumina businesses, and the Lynemouth Power Station. Finalisation of working capital adjustments took place where applicable and did not result in a material impact on the Group.

Other disclosures

7       Capital commitments

Capital commitments, including those relating to joint ventures and associates were US$10,385 million (30 June 2012: US$16,267 million; 31 December 2012: US$13,044 million). Capital commitments incurred by the Group relating to joint ventures and associates amount to US$2,171 million (30 June 2012: US$1,591 million; 31 December 2012: US$1,180 million). Capital commitments incurred jointly with other venturers (Rio Tinto share) relating to joint ventures amount to US$103 million (30 June 2012: US$538 million; 31 December 2012: US$171 million).

Rio Tinto 2013 Form 6-K      F-21

The 30 June 2012 and 31 December 2012 numbers have been restated as appropriate to reflect a number of new accounting standards. Please see the note on 'Accounting policies' on pages F-11 to F-16.

8       Contingent liabilities

Contingent liabilities, including those relating to joint ventures and associates were US$1,103 million (30 June 2012: US$1,274 million; 31 December 2012: US$1,364 million).

There are a number of legal claims currently outstanding against the Group. No material loss to the Group is expected to result from these claims.

9       Related party matters

Transactions and balances with equity accounted units are summarised below. The implementation of IFRS 11 has changed the classification of a number of entities which were previously equity accounted. This is explained in the note 'Accounting policies' on pages F-11 to F-16. Amounts for 30 June 2012 and 31 December 2012 have been restated accordingly. Purchases relate largely to amounts charged by jointly controlled entities for toll processing of bauxite and alumina. Sales relate largely to charges for supply of coal to jointly controlled marketing entities for onward sale to third party customers and sales to Equity Accounted Units previously consolidated within the Group's Aluminium business.

Income statement items	Six months to 30 June 2013 US$m	Restated Six months to 30 June 2012 US$m	Restated Year to 31 December 2012 US$m
Purchases from equity accounted units	(963)	(1,180)	(2,283)
Sales to equity accounted units	858	886	1,742
Cash flow statement items
Dividends from equity accounted units	531	234	522
Net funding of equity accounted units	(93)	(147)	(223)

Balance sheet items	30 June 2013 US$m	Restated 31 December 2012 US$m	Restated 30 June 2012 US$m
Investments in equity accounted units	3,747	3,941	6,065
Loans to equity accounted units	143	282	178
Loans from equity accounted units	(104)	(116)	(116)
Trade and other receivables: amounts due from equity accounted units	692	722	836
Trade and other payables: amounts due to equity accounted units	(321)	(357)	(428)

Rio Tinto plc guarantees to pay the Rio Tinto Pension Fund (UK) any contributions due from Group companies participating in that fund, pro rata to its ownership of those companies, in the event that the companies fail to meet their contribution requirements. Furthermore, Rio Tinto plc has in place a guarantee for the Rio Tinto Pension Fund, in the standard form required by the Pension Protection Fund ('PPF'), to cover 105 per cent of the Fund's liabilities measured on the PPF's prescribed assumptions. Other similar guarantees in place include a Rio Tinto plc guarantee to the Rio Tinto 2009 pension fund, with no limit on liabilities.

In February 2011 an agreement between Alcan Holdings Switzerland and the Alcan Schweiz pension fund was executed whereby the funding deficit as at 31 December 2010 in relation to the pensioner population will be funded by Alcan Holdings Switzerland over a six year period.

Rio Tinto 2013 Form 6-K      F-22

10    Events after the statement of financial position date

Northparkes mine

On 29 July 2013, Rio Tinto reached a binding agreement to sell its 80 per cent interest in Northparkes to China Molybdenum Co., Ltd. ('CMOC') for US$820 million. In addition to customary regulatory approvals, the transaction is subject to the waiving of, or failure to exercise, pre-emption rights by Rio Tinto’s partners, and is expected to close by the end of 2013.

Oyu Tolgoi underground project

On 29 July 2013, following notification by the Government of Mongolia that the terms of project financing provisionally secured for the underground development of Oyu Tolgoi will need to be approved by the Mongolian Parliament, and in view of present uncertainty including continued discussions with the Government on a range of other issues, Rio Tinto announced that all funding and work on the underground development will be delayed subject to the conclusion of these matters and the agreement of a new timetable. Any potential impact on the carrying value of the cash generating unit will be considered as these matters are progressed.

Eagle nickel-copper project

On 12 June 2013, Rio Tinto reached a binding agreement to sell its Eagle nickel-copper project in Michigan, United States, to Lundin Mining Corporation. The transaction completed on 17 July 2013 for US$315 million in cash. Finalisation of any working capital adjustments will take place during the second half of 2013.

Palabora Mining Company

On 11 December 2012, Rio Tinto announced that it had reached a binding agreement to sell its 57.7 per cent effective interest in Palabora for US$373 million. The purchaser is a consortium comprising South African and Chinese entities led by the Industrial Development Corporation of South Africa Limited and Hebei Iron & Steel Group. The transaction completed on 31 July 2013.

Rio Tinto 2013 Form 6-K      F-23